UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021

AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Stated in millions of Argentine Pesos in constant currency – Note 3)

2022 FINANCIAL STATEMENTS

Legal Information		2
Statement of Comprehensive Income (Loss)		3
Statement of Financial Position		4
Statement of Changes in Equity		6
Statement of Cash Flows		7

Notes to the Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	16
4 |	Accounting policies	18
5 |	Financial risk management	29
6 |	Critical accounting estimates and judgments	35
7 |	Interest in joint ventures	38
8 |	Contingencies and lawsuits	38
9 |	Revenue from sales and energy purchases	40
10 |	Expenses by nature	42
11 |	Other operating income (expense)	43
12 |	Net finance costs	44
13 |	Basic and diluted loss per share	44
14 |	Property, plant and equipment	45
15 |	Right-of-use assets	47
16 |	Inventories	47
17 |	Financial instruments	47
18 |	Other receivables	49
19 |	Trade receivables	50
20 |	Financial assets at amortized cost	51
21 |	Financial assets at fair value through profit or loss	51
22 |	Cash and cash equivalents	51
23 |	Share capital and additional paid-in capital	52
24 |	Allocation of profits	52
25 |	The Company’s share-based compensation plan	52
26 |	Trade payables	53
27 |	Other payables	53
28 |	Deferred revenue	54
29 |	Borrowings	54
30 |	Salaries and social security taxes payable	56
31 |	Benefit plans	57
32 |	Income tax and deferred tax	59
33 |	Tax liabilities	60
34 |	Provisions	60
35 |	Related-party transactions	61
36 |	Keeping of documentation	62
37 |	Shareholders’ Meetings	63
38 |	Termination of agreement on real estate asset	63
39 |	Financial debt restructuring	64
40 |	Change of control	67
41 |	Events after the reporting year	67

Independent Auditors’ Report

2022 FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
AMBA	Buenos Aires Metropolitan Area
ASPO	Preventive and Mandatory Social Isolation
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
DISPO	Preventive and Mandatory Social Distancing
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
MEM	Wholesale Electricity Market
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value
WHO	World Health Organization

1

2022 FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-	of the Articles of Incorporation: August 3, 1992
-	of the last amendment to the By-laws: June 2, 2022 (Note 37)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology.

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2022

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 23)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 30,994,291 and 31,134,420 treasury shares as of December 31, 2022 and 2021, respectively.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

2022 FINANCIAL STATEMENTS

edenor

Statement of Comprehensive Income (Loss)

for the years ended December 31, 2022, 2021 and 2020

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.22	12.31.21	12.31.20

Revenue	9	205,835	221,091	268,389
Energy purchases	9	(143,228)	(135,966)	(170,264)
Subtotal		62,607	85,125	98,125
Transmission and distribution expenses	10	(54,917)	(56,708)	(58,387)
Gross margin		7,690	28,417	39,738

Selling expenses	10	(23,669)	(22,391)	(31,872)
Administrative expenses	10	(18,052)	(14,505)	(15,730)
Other operating income	11	10,408	9,431	7,081
Other operating expense	11	(7,620)	(9,519)	(6,621)
Impairment of property, plant and equipment	6.c	-	-	(51,129)
Income from interest in joint ventures		(6)	4	-
Operating result		(31,249)	(8,563)	(58,533)

Agreement on the Regularization of Obligations	2.c	18,136	-	-

Financial income	12	65	127	162
Financial costs	12	(87,773)	(52,517)	(27,263)
Other financial results	12	(1,430)	3,391	(5,555)
Net financial costs		(89,138)	(48,999)	(32,656)

Monetary gain (RECPAM)		99,617	46,440	28,700

Loss before taxes		(2,634)	(11,122)	(62,489)

Income tax	32	(14,834)	(30,455)	10,472
Loss for the year		(17,468)	(41,577)	(52,017)

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	31	(654)	390	319
Tax effect of actuarial profit (loss) on benefit plans	32	229	(137)	(95)
Total other comprehensive results		(425)	253	224

Comprehensive loss for the year attributable to:
Owners of the parent		(17,893)	(41,324)	(51,793)
Comprehensive loss for the year		(17,893)	(41,324)	(51,793)

Basic and diluted loss per share:
Loss per share (argentine pesos per share)	13	(19.96)	(47.52)	(59.45)

The accompanying notes are an integral part of the Financial Statements.

3

2022 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2022 and 2021

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.22	12.31.21
ASSETS
Non-current assets
Property, plant and equipment	14	395,940	380,581
Interest in joint ventures	7	21	27
Right-of-use asset	15	707	828
Other receivables	18	3	14
Total non-current assets		396,671	381,450

Current assets
Inventories	16	6,438	6,702
Other receivables	18	18,700	4,154
Trade receivables	19	27,991	34,212
Financial assets at amortized cost	20	-	474
Financial assets at fair value through profit or loss	21	28,701	30,097
Cash and cash equivalents	22	1,630	6,179
Total current assets		83,460	81,818
TOTAL ASSETS		480,131	463,268

4

2022 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2022 and 2021 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.22	12.31.21
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	23	875	875
Adjustment to share capital	23	108,721	108,710
Treasury stock	23	31	31
Adjustment to treasury stock	23	2,330	2,341
Additional paid-in capital	23	1,501	1,492
Cost treasury stock		(8,974)	(8,974)
Legal reserve		7,585	7,585
Voluntary reserve		73,455	73,455
Other comprehensive loss		(813)	(388)
Accumulated losses		(59,045)	(41,577)
TOTAL EQUITY		125,666	143,550

LIABILITIES
Non-current liabilities
Trade payables	26	920	1,287
Other payables	27	17,487	18,414
Borrowings	29	14,537	-
Deferred revenue	28	3,677	3,287
Salaries and social security payable	30	771	776
Benefit plans	31	1,861	1,941
Deferred tax liability	32	110,908	96,303
Provisions	34	5,553	7,755
Total non-current liabilities		155,714	129,763
Current liabilities
Trade payables	26	179,809	148,391
Other payables	27	6,323	7,746
Borrowings	29	184	19,989
Deferred revenue	28	44	86
Salaries and social security payable	30	9,339	8,796
Benefit plans	31	234	254
Income tax payable	32	-	2,442
Tax liabilities	33	1,317	1,205
Provisions	34	1,501	1,046
Total current liabilities		198,751	189,955
TOTAL LIABILITIES		354,465	319,718

TOTAL LIABILITIES AND EQUITY		480,131	463,268

The accompanying notes are an integral part of the Financial Statements.

5

2022 FINANCIAL STATEMENTS

edenor

Statement of Changes in Equity

for the years ended December 31, 2022, 2021 and 2020

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive (loss) profit	Accumulated (losses) profits	Total equity
Balance at December 31, 2019	875	108,692	31	2,359	1,480	(8,974)	5,158	79,351	-	(865)	48,548	236,655

Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020	-	-	-	-	-	-	2,427	46,121	-	-	(48,548)	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	224	-	224
Loss for the year	-	-	-	-	-	-	-	-	-	-	(52,017)	(52,017)
Balance at December 31, 2020	875	108,692	31	2,359	1,480	(8,974)	7,585	125,472	-	(641)	(52,017)	184,862

Ordinary Shareholders’ Meeting held on April 27, 2021	-	-	-	-	-	-	-	(52,017)	-	-	52,017	-
Other Reserve Constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	12	-	-	12
Payment of Other Reserve Constitution - Share-based compensation plan	-	18	-	(18)	12	-	-	-	(12)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	253	-	253
Loss for the year	-	-	-	-	-	-	-	-	-	-	(41,577)	(41,577)
Balance at December 31, 2021	875	108,710	31	2,341	1,492	(8,974)	7,585	73,455	-	(388)	(41,577)	143,550

Other Reserve Constitution - Share-bases compensation plan (Note 25)	-	-	-	-	-	-	-	-	9	-	-	9
Payment of Other Reserve Constitution - Share-based compensation plan (Note 25)	-	11	-	(11)	9	-	-	-	(9)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	(425)	-	(425)
Loss for the year	-	-	-	-	-	-	-	-	-	-	(17,468)	(17,468)
Balance at December 31, 2022	875	108,721	31	2,330	1,501	(8,974)	7,585	73,455	-	(813)	(59,045)	125,666

The accompanying notes are an integral part of the Financial Statements.

6

2022 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2022, 2021 and 2020

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.22	12.31.21	12.31.20
Cash flows from operating activities
Loss for the year		(17,468)	(41,577)	(52,017)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plant and equipment	14	18,193	17,728	19,113
Depreciation of right-of-use assets	15	1,033	892	932
Loss on disposals of property, plant and equipment	14	348	485	442
Net accrued interest	12	87,563	52,319	27,156
Income from customer surcharges	11	(3,031)	(3,771)	(4,556)
Exchange difference	12	(1,478)	3,120	8,684
Income tax	32	14,834	30,455	(10,472)
Allowance for the impairment of trade and other receivables, net of recovery	10	2,199	3,822	12,293
Adjustment to present value of receivables	12	338	292	380
Provision for contingencies, net of recovery	34	4,405	4,580	2,006
Changes in fair value of financial assets	12	(2,825)	(7,728)	(2,907)
Accrual of benefit plans	10	1,202	1,471	1,402
Recovery of provision for credit RDSA (Note 38)	12	-	(1,130)	-
Net gain from the cancelattion of Corporate Notes	12	363	(6)	(1,219)
Loss on debt restructuring	12	449	-	-
Impairment of property, plant and equipment	6.c	-	-	51,129
Income from non-reimbursable customer contributions	11	(62)	(91)	(78)
Other financial results		4,583	2,061	606
Gain from interest in joint ventures		6	(4)	-
Agreement on the Regularization of Obligations	2.c	(18,136)	-	-
Recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations	2.c	(2,650)	-	-
Monetary gain (RECPAM)		(99,617)	(46,440)	(28,700)
Changes in operating assets and liabilities:
Increase in trade receivables		(6,929)	(5,236)	(11,236)
Increase in other receivables		(11,969)	(1,574)	(1,029)
(Increase) Decrease in inventories		(2,319)	(1,650)	97
Increase in financial assets at amortized cost		-	-	(931)
Increase in deferred revenue		2,052	526	3,701
Increase in trade payables		61,843	35,524	39,884
Increase in salaries and social security payable		5,197	1,708	5,030
Decrease in benefit plans		(267)	(138)	(41)
Decrease in tax liabilities		(467)	(3,830)	(267)
(Decrease) Increase in other payables		(1,331)	364	(158)
Derivative financial instruments payments		-	-	(853)
Decrease in provisions	34	(537)	(586)	(343)
Payment of income tax payable		(96)	-	(7,112)
Net cash flows generated by operating activities		35,426	41,586	50,936

7

2022 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2022, 2021 and 2020 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.22	12.31.21	12.31.20
Cash flows from investing activities
Payment of property, plants and equipments		(31,726)	(28,686)	(28,942)
Purchase net of Mutual funds and negotiable instruments		(5,477)	(21,084)	(7,786)
Derivative financial instruments payments		(157)	-	-
Mutuum charges granted to third parties		-	10	103
Collection of receivables from sale of subsidiaries		-	-	29
Net cash flows used in investing activities		(37,360)	(49,760)	(36,596)

Cash flows from financing activities
Proceeds from borrowings	29	4,420	-	-
Payment of borrowings	29	(6,078)	-	(2,204)
Payment of lease liability	27	(1,171)	(1,025)	(2,016)
Payment of interests from borrowings	29	(896)	(1,743)	(2,698)
Payment of Corporate Notes issuance expenses	29	(565)	-	-
Cancelattion of Corporate Notes	29	(472)	(33)	(11,164)
Net cash flows used in financing activities		(4,762)	(2,801)	(18,082)

Decrease in cash and cash equivalents		(6,696)	(10,975)	(3,742)

Cash and cash equivalents at the beginning of year	22	6,179	12,821	12,802
Financial results in cash and cash equivalents		2,173	4,341	2,700
Result from exposure to inflation		(26)	(8)	1,061
Decrease in cash and cash equivalents		(6,696)	(10,975)	(3,742)
Cash and cash equivalents at the end of the year	22	1,630	6,179	12,821

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(2,174)	(2,967)	(3,596)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(912)	(1,050)	(723)

The accompanying notes are an integral part of the Financial Statements.

8

2022 FINANCIAL STATEMENTS

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

As a consequence of the share purchase and sale agreement entered into on December 28, 2020 between Pampa Energía S.A. and Empresa de Energía del Cono Sur S.A., all the Class A shares, representing 51% of the Company’s share capital and votes were transferred to the latter. That transaction was approved by means of ENRE Resolution No. 207/2021 dated June 24, 2021. Therefore, Empresa de Energía del Cono Sur S.A. is the parent company of edenor (Note 40).

The Company’s economic and financial situation

In the last few fiscal years, the Company recorded negative working capital, mainly as a consequence of the insufficient adjustments of the electricity rate since February 2019 -which did not comply with the terms agreed upon in the last RTI-, and the constant increase of both the operating costs and the costs of the investments necessary to maintain the quality of the service; all this in addition to the inflationary context in which the Argentine economy has been since mid-2018.

Although in 2021 and 2022 the values of the Company’s electricity rate schedules suffered changes, they are insufficient to cover the economic and financial needs of the Distribution Company in a context of growing inflation, with the annual rate close to 100%, inasmuch as most of them, implied only the passing through of the seasonal prices without improving revenues from the CPD. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

The economic activity showed some recovery after the effect caused by the COVID-19 pandemic; however, the country’s macroeconomic situation with the increase in the rate of inflation, the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in financial or free markets, and the consequences of the agreement with the International Monetary Fund make it difficult to envisage a clear-cut trend of the economy in the short term.

9

2022 FINANCIAL STATEMENTS

This complex and vulnerable economic context is aggravated by the currency restrictions imposed by the BCRA pursuant to which the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service and the payments to service the financial debt.

As a consequence of the described context, the Company witnessed an even greater deterioration of its economic and financial equation due to the long overdue adjustment of rates, the impossibility of taking legal action to enforce payment of debts for electricity consumed but not paid, and the increase in costs on the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the MEM as from the maturities taking place in March 2020; payment obligations which were partially regularized, but as of December 31, 2022 accumulated a past due principal balance of $ 63,689, plus interest and charges for $ 79,640. With the signing of the Memorandum of Agreement in the month of December, the Company reaffirmed its intent to regularize its debt. However, the effects of the aforementioned agreement are partially contingent on the grantor of the concession’s actually granting an increase in the VAD (Note 2.c). In this regard, on February 28, 2023, by means of Resolution No. 241/2023, the ENRE approved the new electricity rate schedules applicable as from April 1 and June 1, 2023.

Despite the previously detailed situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company continues to analyze different measures aimed at mitigating the negative effects of this situation on its financial structure, such as the already adopted one related to the restructuring of its financial debt (Note 39), the signing of the Memorandum of Agreement on the Regularization of Payment Obligations (Note 2.c), and the recent electricity rate adjustment provided for by the previously mentioned ENRE Resolution, thus minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability.

Due to that which has been previously described, the Board of Directors concluded that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these financial statements have been prepared assuming that the Company will continue to operate as a going concern, and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties, inasmuch as this Distribution Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of its distribution networks, due to the essential service its provides.

Note	2 | Regulatory framework

a)	Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods. At the end of each management period, the Class “A” shares representing 51% of edenor‘s share capital, currently held by Empresa de Energía del Cono Sur S.A., must be offered for sale through a public bidding. If the latter makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Empresa de Energía del Cono Sur S.A. is not the highest bidder, then the bidder who makes the highest bid shall pay Empresa de Energía del Cono Sur S.A. the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of the Class “A” shares will be delivered to Empresa de Energía del Cono Sur S.A. after deducting any amounts receivable to which the Grantor of the concession may be entitled.

10

2022 FINANCIAL STATEMENTS

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

The Company is subject to the terms and conditions of its Concession Agreement and the provisions of the Regulatory Framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, Executive Order No. 714/92 of the PEN, resolutions and regulatory and supplementary regulations issued by the authorities responsible for this matter, with the Company being responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the aforementioned agreement and the Regulatory Framework.

Failure to comply with the established guidelines will result in the application of penalties, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the above-mentioned agreement. The ENRE is the authority in charge of controlling strict compliance with the pre-established guidelines.

b)	Electricity rate situation

On April 18, 2022, by means of SE Resolutions Nos. 235 and 236/2022, the PEN called a Public Hearing to be held on May 11 and 12, 2022, respectively, to consider the following issues:

-	new reference prices of the Seasonal Price of Electricity (PEST), applicable as from June 1, 2022;
-	implementation of the segmentation of Customers for the granting of Federal Government subsidies on energy prices to the users of the electric service, for the 2022-2023 biennium.

Neither of the above-mentioned items represent an improvement in the Company’s revenues from the CPD; they only imply the transfer of prices to and/or elimination of subsidies on the amounts to be billed to the Users.

In line with the foregoing, on June 16, 2022, by means of Executive Order No. 332/2022, the PEN establishes the rate segmentation system. Subsequently, by means of Resolution No. 467 dated June 27, 2022, the Energy Secretariat, as the defined application authority, instructs the Undersecretariat of Energy Planning to implement the aforementioned segmentation, which is carried out by means of Directive No. 1 dated June 28, 2022.

In relation thereto, on September 15, 2022, by means of SE Resolution No. 649/2022, it is provided that those households that have registered in “Level 3 – Average Income” will be charged the seasonal reference prices defined for “Level 1, Distributor Residential Demand” for the consumption of electricity exceeding 400 KWh per month. Consequently, by means of ENRE Resolution No. 434/2022, the values of the electricity rate schedules for such category are modified.

Furthermore, on November 14, 2022, by means of Resolution No. 576/2022, the ENRE called a Public Hearing for January 23, 2023, to make known and listen to opinions on the proposals aimed at obtaining a transitional adjustment of the electricity rate, with such Public Hearing being held in the framework of the RTI renegotiation process and prior to defining the electricity rates to be applied by the concession holders.

In the above-mentioned Hearing, the Company stated its position on the imbalances of the electricity rate as compared to that of other concession holders outside the AMBA and as compared to other essential services, putting an emphasis on the opportunity to correct these imbalances and committing itself to maintain the level of investments necessary to maintain the operation of the network.

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2022 FINANCIAL STATEMENTS

Finally, on February 17, 2023, the SE instructed the ENRE to apply to the electricity rates the increase in the VAD, stating that the transitional electricity rate adjustment was to take place on or prior to March 1, 2023. Accordingly, on February 28, 2023, by means of Resolution No. 241/2023, the ENRE approved the new electricity rate schedules, applicable as from April 1 and June 1, 2023, with the aim of implementing the increase in the value of the consumers’ bills in two tranches.

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
SE No. 305/2022	April 29, 2022	Seasonal reference prices (1)	May 1
ENRE No. 146/2022	May 6, 2022	Electricity rate schedules	May 1
SE No. 405/2022	May 27, 2022	Seasonal reference prices	June 1
ENRE No. 171/2022	May 31, 2022	Electricity rate schedules	June 1
SE No. 605/2022	July 28, 2022	Seasonal reference prices	August 1
ENRE No. 222/2022	July 29, 2022	Electricity rate schedules	August 1
SE No. 627/2022	August 25, 2022	Seasonal reference prices	September 1
ENRE No. 313/2022	September 7, 2022	Electricity rate schedules	September 1
SE No. 649/2022	September 13, 2022	Seasonal reference prices	September 1
ENRE No. 434/2022	September 22, 2022	Electricity rate schedules	September 1
ENRE No. 484/2022	October 6, 2022	Electricity rate schedules (2)	September 1
SE No. 719/2022	October 28, 2022	Seasonal reference prices (3)	November 1
ENRE No. 554/2022	November 2, 2022	Electricity rate schedules	November 1
SE No. 54/2023	February 1, 2023	Seasonal reference prices	February 1
ENRE No. 177/2023	February 2, 2023	Electricity rate schedules	February 1
ENRE No. 241/2023	February 28, 2023	Electricity rate schedules	April 1 and June 1

(1)	It approves the Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1, 2022-October 31, 2022 period.
(2)	It amends the average electricity rate approved by ENRE Resolution No. 434/2022, which implied a 3.8% decrease thereof, according to the valuation of the residential user category’s consumption during the month of September.
(3)	It approves the Summer Seasonal Programming for the MEM submitted by CAMMESA, relating to the November 1, 2022-April 30, 2023 period.

c)	Memorandum of Agreement on Regularization of Payment Obligations – Debt for the purchase of energy in the MEM

On December 29, 2022, and following the guidelines set forth in both the FY2021 National Government Budget, section 87 of Law No. 27,591, and Resolution No. 40/2021 of the Energy Secretariat concerning the “Special system for the settlement of debts”, the Company, the Federal Government, the ENRE, and CAMMESA agreed on the Memorandum of Agreement on the Regularization of Payment Obligations, pursuant to which the Company recognizes to owe CAMMESA a sum of $ 57,159, for the periods from September 2020 to August 2022. Furthermore, the Energy Secretariat recognizes a credit in favor of the Company in the amount of $ 24,174.

Consequently, once the aforementioned credits have been deducted, the Company agrees to pay a debt of $ 32,985 to be paid under a payment plan in 96 progressively increasing installments, with a six-month grace period and at the rate in effect in the MEM, reduced by 50%. The relevant adjustments, as agreed-upon in the agreement, will be added to such amount.

Pursuant to Article Six of the Memorandum of Agreement, the granting by the ENRE of an increase in the VAD is a condition precedent to the payment of all the obligations when due; therefore, the Company’s Management believes that the event required in order for the substitution of the debt (novation) to take place did not occur in 2022; accordingly, the impact thereof is not recognized in the fiscal year.

As regards the credits recognized by the SE, the Company considers them to be vested rights inasmuch as they are not subject to any condition whatsoever and will be implemented by means of commercial documents to be issued by CAMMESA, with the effects thereof thus being recognized in the current fiscal year.

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2022 FINANCIAL STATEMENTS

The above-mentioned credits relate to the following concepts:

Concept	Amount
a) Implementation of policies to benefit the demand (2 bills)	$ 9,670
b) Maintenance of electricity rates (1 bill)	$ 4,835
c) Investment Plan (0.37 bills)	$ 1,802
d) Section 2 Res. 642/22 (1.63 bills)	$ 7,867
5 bills	$ 24,174

a) is earmarked exclusively for the regularization of the debt of delinquent users benefited from the policies implemented to benefit the demand, giving priority to those who have benefited from the provisions of Executive Order No. 311/2020, Neighborhood Sports Clubs and Public Welfare Organizations. Consequently, the Company’s trade receivables, whose debt had stemmed from delinquency or non-payment during the ASPO or DISPO are offset, and compensation amounts as a consequence of an exceptional emergency measure adopted by the Federal Government are recognized.

b) and d) require no specific action from the Company.

c) relates to the specific Investment Plan carried out by the Company in 2021. In this regard, the Company recognizes a deferred income item for such amount, as provided for by IAS 20 “Government Grants”.

The combined effect of the previously described captions amounts to $ 18,136 and $ 2,650, which are disclosed in the Memorandum of Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income (Loss), and Other operating income, respectively.

d)	Framework Agreement

On December 16, 2020, the “Agreement on the Development of the Preventive and Corrective Maintenance Works Plan for the Electricity Distribution Network of the Buenos Aires Metropolitan Area”, was signed with the Federal Government and the province of Buenos Aires, to guarantee the electricity supply to vulnerable neighborhoods of the Buenos Aires Metropolitan Area.

The debt for the electricity supplied in the October 2017 – July 2020 period to low-income areas and shantytowns in edenor’s concession area amounted to $ 2,126. Furthermore, it is necessary to consider an amount that will be equivalent to the total consumption of vulnerable neighborhoods between August and December 2020.

All these amounts will be applied to the Works Plan in order that the necessary investment and preventive and corrective maintenance works can be carried out in the networks in charge of distribution companies and related to vulnerable neighborhoods and other areas of the concession area, with the aim of improving the service therein provided and meeting the contingencies and any peak demand that often occurs in the summer. The Company may use the funds only after the ENRE has certified compliance with both the degree of completion of the works included in the referred to plan and the related financial milestones.

As of December 31, 2022, negotiations are underway between the Company and the ENRE concerning the other disbursements stipulated in the agreement, which total an additional $1,000 relating to the second and third disbursements, plus a fourth disbursement in accordance with that which the ENRE will validate and inform about the vulnerable neighborhoods’ total consumption between August and December 2020.

At the date of issuance of these financial statements, the Company has used a total of $ 3,016, $ 1,517 of which has not yet been credited, relating to the reports on progress of the works performed. The income recognized in fiscal year 2022, which relates to reports on progress of the works performed with the Company’s own funds, amounts to $ 1,222 (which at the purchasing power of the currency at December 31, 2022 amounts to $ 1,760).

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2022 FINANCIAL STATEMENTS

Furthermore, on December 21, 2022, the “Agreement on Recognition of Electricity Consumption in Vulnerable Neighborhoods of the Province of Buenos Aires” was entered into with the Federal Government and the Province of Buenos Aires. The Federal Government and the Province of Buenos Aires are (according to Executive Order No. 1974/2004) jointly responsible for the cost of the electricity related to the consumption of the collective meters of vulnerable neighborhoods.

Because of that, the parties enter into the Agreement in order to settle the amounts relating to the cost of the consumption of electricity recorded by the collective meters, including the reimbursement of the Seasonal Price of Energy and the Power Reference Price in the MEM (plus transmission fees and the charge relating to the National Fund of Electricity).

Taking into consideration that, as informed by the ENRE in relation to the consumption of the January-December 2021 period, the Federal Government has to make a contribution of $ 917, and the Province of Buenos Aires a contribution of $ 336 (including discounted payments made by the Province on a monthly basis in respect of the consumption of vulnerable neighborhoods by virtue of the social tariff subsidy), the credit in favor of the Company -earmarked for the regularization of debts with CAMMESA for the purchase of energy, pursuant to the latter’s statement of accounts- totals $ 1,253. On January 30, 2023, the Province of Buenos Aires’ portion was effectively settled according to CAMMESA’s statement of accounts.

At the date of issuance of these financial statements, the Company has recognized a total of $ 1,253 for the recognition of consumption of electricity in vulnerable neighborhoods, which does not include the finance charge.

e)	Agreement on the Regularization of Obligations – May 2019

On May 10, 2019, edenor, Edesur S.A. and the National Energy Secretariat entered into the Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions, whereby, prior to the transfer of the respective concessions to the jurisdictions of the PBA and the CABA, respectively, (i) the existing debts and credits are mutually offset; (ii) a term and modality of payment of the fines payable to users and the Government are agreed-upon, in three and five years, respectively; (iii) settlement of the fines payable to the Government is allowed to be made through investments in specific works to improve the service; and (iv) it is agreed that any legal actions against the Federal Government for damages caused by the freeze on rates since 2017 will be abandoned. The effects of this agreement were recognized in the Company’s financial statements as of December 31, 2019.

On January 19, 2021, the Federal Government, the PBA and the CABA entered into a new Agreement according to which the Federal Government retains the capacity as grantor of the concession in connection with the concession agreements (Executive Order No. 292/2021 and SE Resolution No. 16/2021).

On September 21, 2021, the National Ministry of Economy issued ME Resolution No. 590/2021 declaring the Agreement contrary to the public interest, thus paving the way for the filing of a legal action to declare it null and void. It also provided for the suspension of the administrative procedures relating to the fulfilment of the obligations arising from such Agreement.

Notwithstanding the above, at the date of issuance of these financial statements, the Company has not been served notice of the filing of any legal action in order for the Agreement or the acts resulting therefrom to be declared null and void. The administrative act in question has not provided for the suspension of the legal effects of said Agreement, which is, therefore, in full force and effect. Against this resolution the Company has filed an appeal (recurso jerárquico) to the Office of the Head of the Cabinet of Ministers (higher administrative authority) and a motion for clarification with the Ministry of Economy, which was granted and answered by ME Resolution No. 656/2021, notified on October 20, 2021, whereby said Ministry confirms that such Agreement has not been suspended.

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2022 FINANCIAL STATEMENTS

Finally, on August 22, 2022, by means of ENRE Resolution No. 292/2022, it is provided that all the proceedings be provisionally terminated because the docket shows no activity as a result of ME Resolutions Nos. 590 and 656/2021, and that the provisions of such resolutions shall be in effect until notice of the final judgements on the related proceedings is given to the ENRE by any reliable means.

f)	Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2022 and 2021, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, following the criteria and estimates available, which may differ from the actual ones.

Furthermore, ENRE Resolution No. 63/17, as amended and supplemented, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017–2022 period.

In accordance with the provisions of Sub-Appendix XVI to the referred to Resolution, the Company is required to submit in a term of sixty calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within ten business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Federal Government, equivalent to twice the value that should have been recorded.

In this regard, the ENRE has implemented an automatic penalty mechanism in order that the discounts on account of deviations from the established limits may be credited to customers within a term of sixty days as from the end of the controlled six-month period.

The penalty system provides that penalties are updated in accordance with the variation of the Distributor’s CPD or by the energy tariff average price, as the case may be. Subsequently, in different resolutions related to commercial penalties and penalties relating to the safety on streets and public spaces, the Regulatory Authority provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company.

By means of Resolution No. 15/2021, the ENRE approved the new methodology for crediting and distributing the penalties payable to all the Active Users and the modality of crediting penalties to the Solidarity Account for Users in Vulnerable Situations, as well as the manner in which edenor must produce that information and send it to the ENRE

Furthermore, there exist certain penalties related to the quality of the information and the quality of the technical service, the penalty procedure of which is being challenged by the Company due to the fact that it applies retroactively to time-barred periods and has calculation defects in relation to the applicable regulations.

The effects of the resolutions detailed in this note have been quantified by the Company and recognized as of December 31, 2022 and 2021, which does not imply the Company’s consent to the applied criteria.

g)	Restriction on the transfer of the Company’s common shares

The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within ninety days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

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2022 FINANCIAL STATEMENTS

       Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Business Organizations Law, (ii) the Concession Agreement and (iii) the By-laws.

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

In connection with the issuance of Corporate Notes, during the term thereof, Empresa de Energía del Cono Sur S.A. is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares, otherwise the maturity of principal of the corporate notes could be accelerated.

Note	3 | Basis of preparation

The financial statements for the year ended December 31, 2022 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, which have been adopted and incorporated by the CNV. The financial statements were approved for issue by the Company’s Board of Directors on March 9, 2023.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

Comparative information

The balances as of December 31, 2021, disclosed in these financial statements for comparative purposes, arise as a result of restating the financial statements as of that date to the purchasing power of the currency at December 31, 2022. This, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the financial statements presented on a comparative basis have been reclassified in order to maintain consistency of presentation with the amounts of the reporting year.

Restatement of financial information

The financial statements as of December 31, 2022, including the figures relating to the previous year, have been stated in terms of the measuring unit current at December 31, 2022, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting year.

The inflation rate applied for the fiscal year commenced January 1, 2022 and ended December 31, 2022, based on that indicated in the preceding paragraph, was 94.8%.

According to IAS 29, the restatement of financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. To define a state of hyperinflation, IAS 29 provides a set of guidelines, including but not limited to the following, which consist of (i) analyzing the behavior of population, prices, interest rates and wages faced with the development of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative feature, which, in practice, is the mostly considered condition, verifying whether the cumulative inflation rate over three years approaches or exceeds 100%.

Consequently, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018 the Official Gazette published Law No. 27,468 pursuant to which the provisions of Executive Order No. 664/2003 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This regulation states that the provisions of section 62 of Business Organizations Law No. 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, 2018, the CNV, reaffirming the provisions of Law No. 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

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2022 FINANCIAL STATEMENTS

In order to not only assess the aforementioned quantitative condition but also restate the financial statements, the CNV has stated that the series of indexes to be used for the application of IAS 29 is that determined by the FACPCE. That series of indexes combines the CPI published by the INDEC from January 2017 (base month: December 2016) with the WPI published by the INDEC through that date, computing for the months of November and December 2015 -in respect of which there is no available information from the INDEC on the development of the WPI-, the variation recorded in the CPI of the City of Buenos Aires.

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2022, 2021, 2020, 2019 and 2018, the inflation rate amounted to 94.8%, 50.9%, 36.13%, 53.77% and 47.66%, respectively.

The effects of the application of IAS 29 are summarized below:

Restatement of the Statement of Financial Position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated inasmuch as they are already expressed in terms of the measuring unit current at the closing date of the reporting year.

(ii)	Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting year are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting year. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the year, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.

(iii)	The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.

Restatement of the Statement of Comprehensive Income (Loss)

(i)	Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumptions of assets valued at historical cost).

(ii)	The net gain from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year, called RECPAM.

Restatement of the Statement of Changes in Equity

(i)	The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they were otherwise set up.

(ii)	The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

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2022 FINANCIAL STATEMENTS
(iii)	After the restatement at the date indicated in (i) above, all components of equity are restated by applying the general price index from the beginning of the year, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.

Restatement of the Statement of Cash Flows

IAS 29 requires all the items of this Statement to be restated in terms of the measuring unit current at the closing date of the reporting year.

The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the year.

Note	4 | Accounting policies

The main accounting policies used in the preparation of these Financial Statements are detailed below.

Note	4.1 | New accounting standards, amendments and interpretations issued by the IASB, that are effective as of December 31, 2022 and have been adopted by the Company

The Company has first applied the following standards and/or amendments as from January 1, 2022:

- IAS 16 “Property, plant and equipment”, amended in May 2020: It incorporates amendments to the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and condition necessary for its intended use.

- Annual improvements to IFRS – 2018-2020 Cycle: the amendments were issued in May 2020. Includes amendments to IFRS 1 “First-time adoption of IFRS”; IFRS 9 “Financial instruments”; IFRS 16 “Leases”; and IAS 41 “Agriculture”.

- IFRS 3 “Business combinations”, amended in May 2020. It incorporates references to the definitions of assets and liabilities in the new Conceptual Framework and clarifications on contingent assets and liabilities that are incurred separately from those assumed in a business combination.

- IAS 37 “Provisions, contingent liabilities and contingent assets”, amended in May 2020. It clarifies the scope of the concept of cost of fulfilling an onerous contract.

There are no new IFRS or IFRIC applicable as from this fiscal year that have a material impact on the Company’s financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 17 “Insurance contracts”, issued in May 2017 and amended in June 2020 and December 2021. It replaces IFRS 4, introduced as an interim standard in 2004, which allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning as from January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current. It also incorporates the requirement that an entity disclose its material accounting policies rather than its significant accounting policies. It explains how a company can identify a material accounting policy. The amendments apply to annual periods beginning as from January 1, 2023 and January 1, 2024, with early adoption permitted. The application thereof will impact neither the Company’s results of operations nor its financial position.

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2022 FINANCIAL STATEMENTS

- IAS 8 “Accounting policies, changes in accounting estimates and errors”, amended in February 2021. It replaces the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments apply to annual periods beginning as from January 1, 2023. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- IAS 12 “Income tax”, amended in May 2021. It clarifies how an entity accounts for deferred tax on transactions such as leases and decommissioning obligations. The amendments apply to annual periods beginning as from January 1, 2023.

- IFRS 16 “Leases”, amended in September 2022: It clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments apply to annual periods beginning as from January 1, 2024.

Note	4.2 | Property, plant and equipment

Property, plant and equipment, except for works in progress, is valued at acquisition cost restated to reflect the effects of inflation, net of accumulated depreciation and recognized impairment losses. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

In accordance with the Concession Agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost restated to reflect the effects of inflation less any impairment loss, if applicable. Cost includes expenses attributable to the construction, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment that necessarily takes a substantial period of time to get ready for its intended use. These assets begin to be depreciated when they are in economic conditions of use.

Gains and losses on the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the Statement of Comprehensive Income (Loss).

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2022 FINANCIAL STATEMENTS

The Company considers three alternative probability-weighted scenarios and analyzes the recoverability of its long-lived assets as described in Critical accounting estimates and judgments.

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the higher of value in use and fair value less costs to sell at the end of the year (Note 6.c).

Note	4.3 | Interests in joint ventures

The main conceptual definitions are as follow:

i.	A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

ii.	A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

iii.	A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the unrealized gains and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

The joint ventures’ accounting policies have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosures required under IFRS 12 have not been made.

Note	4.4 | Revenue recognition

a.	Revenue from sales

Revenue is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity supplied by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. At the date of issuance of these financial statements, the Company is negotiating the extensions of the Framework Agreement with the Federal and the Provincial Governments, as the case may be (Note 2.d).

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, which has been valued on the basis of applicable electricity rates.

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transmission of electricity to other distribution companies, inasmuch as the services are provided on the basis of the price established in each contract. Revenue is not adjusted for the effect of the financing components as sales’ payments are not deferred over time, which is consistent with market practice.

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2022 FINANCIAL STATEMENTS

The aforementioned revenue from operations was recognized when all of the following conditions were met:

1.	The Entity transferred to the buyer the significant risks and rewards;

2.	The amount of revenue was measured reliably;

3.	It is probable that the economic benefits associated with the transaction will flow to the Entity;

4.	The costs incurred or to be incurred, in respect of the transaction, were measured reliably.

b.	Interest income

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Entity and the amount of the transaction can be measured reliably.

Note	4.5 | Effects of the changes in foreign currency exchange rates

a.        Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the Entity operates. The financial statements are measured in pesos (legal currency in Argentina), restated to reflect the effects of inflation as indicated in Note 3, which is also the presentation currency.

b.       Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Comprehensive Income (Loss).

The foreign currency exchange rates used are the buying and selling rate for monetary assets and liabilities, respectively, and the specific exchange rate for foreign currency denominated transactions.

Note	4.6 | Trade and other receivables

a.	Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, along with revenue, when the Framework Agreement has been renewed for the period in which the service was provided and the Federal or the Provincial Government assumes responsibility for the payment of consumption.

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2022 FINANCIAL STATEMENTS

b.	Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that it will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

Assigned and held-in-custody assets are measured in accordance with Note 4.8.

The subsidies received from the Government are recognized when the defined works plans are carried out.

Note	4.7 | Inventories

The Company’s inventories are materials and supplies to be consumed in the service rendering process. Inventories are valued at acquisition cost restated to reflect the effects of inflation, less recognized impairment losses.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

The Company has classified inventories into current and non-current depending on the period of time in which they are expected to be used, whether for maintenance or capital expenditures. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each fiscal year.

Note	4.8 | Financial assets

Note	4.8.1 | Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described in the following paragraph must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.        Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

i.	The objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

ii.	The contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

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2022 FINANCIAL STATEMENTS

b.       Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

Note	4.8.2 | Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets that are not measured at fair value through profit or loss, transaction costs directly attributable to the acquisition of those financial assets.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

The expected losses, in accordance with calculated coefficients, are detailed in Note 6.a).

Note	4.8.3 | Impairment of financial assets

At the end of each annual reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

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2022 FINANCIAL STATEMENTS

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the Statement of Comprehensive Income (Loss).

While cash, cash equivalents and financial assets measured at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Note	4.8.4 | Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note	4.9 | Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the relevant contract is signed. Subsequent to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2022, the economic impact of these transactions, which resulted in a loss of $ 173, is recorded in the “Other finance income (costs)” account of the Statement of Comprehensive Income (Loss).

Note	4.10 | Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

i.	Cash and banks in local currency: at nominal value.

ii.	Cash and banks in foreign currency: at the exchange rate in effect at the end of the year.

iii.	Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

Note	4.11 | Equity

Changes in this account have been accounted for in accordance with the relevant legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.        Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value, restated to reflect the effects of inflation as indicated in Note 3.

b.       Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company, restated to reflect the effects of inflation as indicated in Note 3.

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2022 FINANCIAL STATEMENTS

c.        Other comprehensive income (loss)

Represents recognition, at the end of the year, of the actuarial gain (loss) associated with the Company’s employee benefit plans, restated to reflect the effects of inflation as indicated in Note 3.

d.       Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings, where applicable, are comprised of the amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards, restated to reflect the effects of inflation as indicated in Note 3.

CNV General Resolution No. 593/11 provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Unappropriated retained earnings account has a positive balance, must adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company Shareholders’ Meetings have complied with the above-mentioned requirement.

Note	4.12 | Trade and other payables

a.	Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.	Customer deposits

Customer deposits are initially recognized at the amount received and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

i.	When the power supply is requested and the customer is unable to provide evidence of his legal ownership of the premises;
ii.	When service has been suspended more than once in one-year period;
iii.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
iv.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be paid either in cash or through the customer’s bill and accrue monthly interest at a specific rate of BNA for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited with the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amount owed by the customer to the Company.

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2022 FINANCIAL STATEMENTS

c.	Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements and in the framework of ENRE Resolution No. 215/12 provisions. These contributions are initially recognized as trade payables at fair value with a contra-account in property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.	Other payables

The financial liabilities recorded in other payables and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.f), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the closing date of these financial statements.

The balances of ENRE penalties and discounts are updated in accordance with the regulatory framework applicable thereto and on the basis of the Company’s estimate of the outcome of the renegotiation process described in Note 2.f.

Note	4.13 | Borrowings

Borrowings are initially recognized at fair value, less direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

Note	4.14 | Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or build them) for services to be provided, based on individual agreements. The assets received are recognized by the Company as property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•	Customer connection to the network: revenue is accrued until such connection is completed;

•	Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

Government grants: The Company receives transfers of resources in return for past or future compliance with certain conditions related to the entity’s operating activities. The grants related to assets are recognized as deferred income items and amortized on a systematic basis over the useful life of the relating asset (Note 2.c).

Note	4.15 | Employee benefits

•	Benefit plans

The Company operates several benefit plans. Usually, benefit plans establish the amount of the benefit an employee will receive at the time of his/her retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the Statement of Financial Position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

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2022 FINANCIAL STATEMENTS

The Company’s accounting policy for benefit plans is as follow:

a.	Service costs are immediately recorded in profit or loss, unless the changes to the benefit plan are conditional on the employees’ remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.	Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in “Other comprehensive income” in the year in which they arise.

•	The Company’s Share-based Compensation Plan

The Company has share-based compensation plans under which it receives services from some employees in exchange for the Company’s shares. The fair value of the services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the relevant result.

Furthermore, taking into account that share-based payments are not considered significant balances, the disclosures required under IFRS 2 have not been made.

Note	4.16 | Income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

The Company determines the income tax payable by applying the effective 35% rate, resulting from the application of the tax scale in effect, to the estimated taxable profit.

By means of Law No. 27,630, a change was introduced in the corporate income tax rate, applicable to fiscal years beginning from January 1, 2021. The tax will be determined according to the following scale:

Accumulated net taxable income		Amount to be paid $	Plus %	On the amount exceeding $
From more than $	To $
$ 0	$ 5	$ 0	25%	$ 0
$ 5	$ 50	$ 1.25	30%	$ 5
$ 50	onwards	$ 14.75	35%	$ 50

The amounts of the detailed scale will be adjusted annually, beginning January 1, 2022, taking into consideration the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Census (INDEC).

Additionally, the deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the Statement of Financial Position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

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2022 FINANCIAL STATEMENTS

The deferred tax is determined using the effective rate resulting from the application of the tax scale in effect at the closing date of the financial statements and which is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted nominal value.

Moreover, in accordance with the provisions of Law No. 27,430, the Company has applied the tax inflation adjustment set forth in Title VI of the Income Tax Law, effective for fiscal years beginning as from January 1, 2018, albeit with a limited scope of application for certain accounts.

The tax inflation adjustment for the first, second and third fiscal year was applicable as from its effective date in 2018, if the CPI cumulative variation, calculated from the beginning to the end of each year, exceeded fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively. Although as of December 31, 2018, the CPI cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, as of December 31, 2020 and 2019, the CPI cumulative variations for the 12 months of each year had amounted to 36.13% and 53.77%, respectively, which exceeded the 15% and 30% thresholds fixed for the third and second transition years of the tax inflation adjustment, and, therefore, the Company recognized the effect of the tax inflation adjustment in the calculation of the current and deferred income tax provision in those fiscal years.

As from fiscal years ended in December 2021, fourth fiscal year since the implementation of the tax inflation adjustment, the threshold for its application is that the cumulative variation of the aforementioned index for the thirty-six months prior to the closing date of the relevant fiscal year be greater than 100%. Furthermore, unlike fiscal years 2019 and 2020, for fiscal year 2021, such adjustment was no longer to be applied with deferrals (over six fiscal years) but rather computed in full in the tax balance sheet for that period. Furthermore, in accordance with the provisions of the 2023 Budget Law, for fiscal year 2022 the deferral in thirds of the tax inflation adjustment is to be retroactively applied; therefore, the Company recognized the effects in the calculation of the current and deferred income tax provision.

Note	4.17 | Leases

A right-of-use asset and a lease liability are recognized for lease contracts from the date on which the leased asset is available for use, at the present value of the payments to be made over the term of the contract, using the discount rate implicit in the lease contract, if it can be determined, or the Company’s incremental borrowing rate.

Subsequent to their initial measurement, leases will be measured at cost less accumulated depreciation, impairment losses, and any adjustment resulting from a new measurement of the lease liability.

Note	4.18 | Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions is the best estimate of the expenditure required to settle the present obligation at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

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2022 FINANCIAL STATEMENTS

Note	4.19 | Balances with related parties

Receivables and payables with related parties are recognized at amortized cost in accordance with the terms agreed upon by the parties involved.

Note	4.20 | Classification of assets and liabilities into current and non-current

Assets and liabilities are presented as current and non-current in the Statement of Financial Position.

An asset is classified as current when the Company:

-	expects to realize the asset or intends to sell or consume it in its normal operating cycle;
-	holds the asset primarily for the purpose of trading;
-	expects to realize the asset within twelve months after the reporting year; or
-	the asset is cash or a cash equivalent unless the asset is restricted and cannot be exchanged or used for the settlement of a liability for at least twelve months after the closing of the reporting year.

All other assets are classified as non-current.

A liability is classified as current when the Company:

-	expects to settle the liability in its normal operating cycle;
-	the liability is due to be settled within twelve months after the closing date of the reporting year; or
-	does not have an unconditional right to defer settlement of the liability for at least twelve months after the closing date of the reporting year.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current assets or liabilities as appropriate.

Note	5 | Financial risk management

Nota	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

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2022 FINANCIAL STATEMENTS

a.	Market risks

i.	Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial debt is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk by trying to enter into currency futures. At the date of issuance of these financial statements, the Company has not hedged its exposure to the US dollar.

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

As of December 31, 2022 and 2021, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.22	Total 12.31.21

ASSETS
CURRENT ASSETS
Other receivables	USD	19.3	176.960	3,415	201
Financial assets at fair value through profit or loss	USD	81.7	176.960	14,458	9,203
Cash and cash equivalents	USD	0.2	176.960	35	2,402
TOTAL CURRENT ASSETS				17,908	11,806
TOTAL ASSETS				17,908	11,806

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	82.1	177.160	14,537	-
TOTAL NON-CURRENT LIABILITIES				14,537	-
CURRENT LIABILITIES
Trade payables	USD	17.7	177.160	3,136	2,402
	EUR	0.2	189.259	38	-
Borrowings	USD	1.0	177.160	184	19,989
Other payables	USD	1.3	177.160	228	2,001
TOTAL CURRENT LIABILITIES				3,586	24,392
TOTAL LIABILITIES				18,123	24,392

(1)	The exchange rates used are the BNA exchange rates in effect as of December 31, 2022 for US Dollars (USD) and Euros (EUR).

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2022 FINANCIAL STATEMENTS

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.22	12.31.21
Net position
US dollar	(177)	(12,586)
Euro	(38)	-
Total	(215)	(12,586)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all other variables held constant, would give rise to the following decrease in the loss for the year:

	12.31.22	12.31.21
Net position
US dollar	(18)	(1,259)
Euro	(4)	-
Decrease in the results of operations for the year	(22)	(1,259)

ii.	Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net asset/liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to commodity price risk.

iii.	Interest rate risk

It is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2022 and 2021, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

b.	Credit risk

It is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

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2022 FINANCIAL STATEMENTS

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, including outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to debtors, if there are no independent credit risk ratings, the Finance Department evaluates the debtors’ credit quality, past experience and other factors.

Individual credit limits are set in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

The Company has different procedures in place to reduce energy losses and allow for the collection of the balances owed by its customers. The Operations and Customer Service Departments periodically monitor compliance with the above-mentioned procedures.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies and debt refinancing plans, with the aim of reducing its exposure.

At each fiscal year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2022 and 2021, delinquent trade receivables totaled approximately $ 6,562 (net of $ 4,235 recognized according to Note 2.c.) and $ 20,277, respectively. As of December 31, 2022 and 2021, the financial statements included allowances for $ 4,634 and $ 11,700, respectively.

The inability to collect the amounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption of T1 (small-demand), T2 (medium-demand) and T3 (large-demand) customers that remain unpaid seven working days after the bills’ first due dates are considered delinquent trade receivables. Additionally, the amounts included in the Framework Agreement are not considered within delinquent balances of the electricity supplied to low-income areas and shantytowns.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

c.	Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operating needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in money market funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2022 and 2021, the Company’s current financial assets at fair value amount to $ 28,701 and $ 30,097, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

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2022 FINANCIAL STATEMENTS

The table below includes an analysis of the Company’s non-derivative financial liabilities, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	Total
As of December 31, 2022
Trade payables and other liabilities	120,470	67,730	9,468	409	23,705	221,782
Borrowings	-	-	184	14,537	-	14,721
Total	120,470	67,730	9,652	14,946	23,705	236,503

As of December 31, 2021
Trade payables and other liabilities	103,096	52,522	14,009	606	24,386	194,619
Borrowings	-	-	19,989	-	-	19,989
Total	103,096	52,522	33,998	606	24,386	214,608

Nota	5.2 | Concentration risk factors

a.      Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2022 and 2021.

b.     Related to employees who are union members

As of December 31, 2022, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

The collective bargaining agreements entered into in March 2020 were subsequently revised in September and November 2022 and in February 2023, as a consequence of the inflationary context in which the Argentine economy is immersed. At the date of issuance of the financial statements, there is no certainty concerning future collective bargaining agreements.

Nota	5.3 | Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue operating as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity as shown in the Statement of Financial Position plus net debt.

33

2022 FINANCIAL STATEMENTS

The gearing ratios at December 31, 2022 and 2021 were as follow:

	12.31.22	12.31.21
Total liabilities	354,465	319,718
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(30,331)	(36,276)
Net debt	324,134	283,442
Total Equity	125,666	143,550
Total capital attributable to owners	449,800	426,992
Gearing ratio	72.06%	66.38%

Nota	5.4 | Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which the Grantor is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and fees.

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these financial statements, there are no events of non-compliance by the Company that could lead to that situation.

Nota	5.5 | Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).
· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

34

2022 FINANCIAL STATEMENTS

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2022 and 2021:

LEVEL 1

At December 31, 2022
Assets
Other receivables
Transferred assets and in custody	4,675
Financial assets at fair value through profit or loss:
Negotiable instruments	13,716
Mutual funds	14,985
Cash and cash equivalents:
Mutual funds	763
Total assets	34,139

At December 31, 2021
Assets
Financial assets at fair value through profit or loss:
Negotiable instruments	17,281
Mutual funds	12,816
Cash and cash equivalents
Mutual funds	2,627
Total assets	32,724

The value of the financial instruments traded in active markets is based on the quoted market prices at the Statement of Financial Position date. A market is regarded as active if quoted prices are regularly available from a stock exchange, broker, sector-specific institution or regulatory agency, and those prices represent current and regularly occurring market transactions on an arms’ length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in active markets is determined by using valuation techniques. These valuation techniques maximize the use of observable market data, where it is available, and rely as little as possible on specific estimates of the Company. If all the significant variables to establish the fair value of a financial instrument are observable, the instrument is included in level 2. There are no financial instruments that are to be included in level 2.

If one or more of the significant variables used to determine fair value are not observable in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

Note	6 | Critical accounting estimates and judgments

The preparation of the financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are continually evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

The estimates that have a significant risk of causing adjustments to the amounts of assets and liabilities during the next fiscal year are detailed below:

35

2022 FINANCIAL STATEMENTS

a.	Impairment of financial assets

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of T1 (small-demand), T2 (medium-demand), and T3 (large-demand) customers that remain unpaid seven working days after their first due dates. The Company’s Management records an allowance by applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category, based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption affected neither the classification nor the measurement of the Company’s financial assets.

b.	Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to customers, which is valued on the basis of applicable electricity rates. Unbilled revenue is classified as current trade receivables.

c.	Impairment of long-lived assets

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the year, may be impaired.

Due to the new events that occurred in the fiscal year, mainly those mentioned in Notes 1, 2.b. and 2.c., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and modality of the electricity rate increases; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs in line with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates, among others. The other variables have low impact on the calculation and have been estimated by the Company using the best available information.

The Company has made its projections under the assumption that in the next few years it will obtain the delayed electricity rates adjustments to which it is entitled in accordance with the applicable regulations, using as a basis a Discount rate (WACC) in dollars of 14.62%, translating it into Argentine pesos for the discount in each of the scenarios presented.

However, the Company is not in a position to ensure that the future performance of the assumptions used for making its projections will be in line with that which the control authorities will define, therefore, they could differ significantly from the estimates and assessments made at the date of preparation of these financial statements.

36

2022 FINANCIAL STATEMENTS

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario No. 1: considers adjustments in the VAD in accordance with ENRE Resolution No. 241/2023 (Note 2.b.) in the months of April and June 2023, and an additional adjustment in the month of October on account of the CPD increases set by the RTI that had not been applied as of that date. As from February 2024, the CPD adjustments for each period are transferred to the electricity rate. Probability of occurrence assigned 25%.

b)	Scenario No. 2: considers adjustments in the VAD in accordance with ENRE Resolution No. 241/2023 (Note 2.b.) in the months of April and June 2023, and an additional adjustment (lower than that of Scenario No.1) in the month of October on account of the CPD increases set by the RTI that had not been applied as of that date. As from February 2024, the CPD adjustments for each period are transferred to the electricity rate. Probability of occurrence assigned 60%.

c)	Scenario No. 3: considers adjustments in the VAD in accordance with ENRE Resolution No. 241/2023 (Note 2.b.) in the months of April and June 2023. In February 2024, the CPD for 2023 is transferred to the electricity rate, in a percentage lower than that set by the RTI. As from August 2024, the CPD adjustments for each period are transferred to the electricity rate, in a percentage lower than that set by the RTI. Probability of occurrence assigned 15%.

In all the cases, payments under the payment plan resulting from the Framework Agreement (Note 2.c) for the debt incurred with CAMMESA until August 2022 are made. A similar plan (with no reduction in principal or interest) is applied to the debt with CAMMESA of the September 2022 - February 2023 period. As from March 2023, 100% of the invoice is paid.

The Company has assigned to these three scenarios the previously detailed probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

After having carried out the analysis of recoverability of long-lived assets, as of the date of these financial statements, the Company has recorded no additional impairments of property, plant and equipment.

Sensitivity analysis:

The main factors that could result in impairment charges or recoveries in future periods are: i) a distortion in the nature, timing, and modality of the electricity rate increases; ii) a distortion in the nature, timing, and modality of the settlement of the debt with CAMMESA. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to significant changes in the determination of the recoverable value.

d.	Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact both the income tax and the deferred tax provisions in the fiscal year in which such determination is made.

37

2022 FINANCIAL STATEMENTS

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced according to the probability that a sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projected future taxable income, the prevailing rates to be applied in each period, and tax planning strategies.

e.	Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial assumptions about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

f.	ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.f.

g.	Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings cannot be accurately estimated. The Company’s Management, with the assistance of its legal advisors, periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure. If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made by Management. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material effect on the Statements of Financial Position, Comprehensive Income (Loss), Changes in Equity and Cash Flows.

Note	7 | Interest in joint ventures

The Company’s interests in joint ventures as of December 31, 2022 and 2021 are as follow:

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.22	12.31.21
SACME	50.00%	21	27

38

2022 FINANCIAL STATEMENTS

Note	8 | Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. The Company’s Management estimates that the outcome of the current contingencies and lawsuits will not result in amounts that either exceed those of the recorded provisions or could be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts, which as of December 31, 2022 total $ 7,054, for which a provision has been recorded.

We detail below the nature of the significant judicial processes in relation to which, as of December 31, 2022, the Company believes, based on the opinion of its in-house and external legal advisors, there exist grounds for them not to be deemed probable.

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011- 11/2019 fiscal periods

On July 6, 2021, the Company filed an appeal to the Federal Social Security Court of Appeals against AFIP Resolution No. 1740/2021 that dismissed the presentation made by edenor in relation to the assessment of a debt in connection with contributions to Argentina’s Integrated Social Security System, relating to the January 2017-June 2019 period, for differences detected due to the use of the rate set forth in Section 2 Sub-section B) 2001 (17%), when the applicable rate, according to the AFIP, is that mentioned in Section 2 Sub-section A) (21%), of Executive Order No. 814.

Additionally, on April 8, 2021, the Company was notified by the AFIP of a new resolution pursuant to which a debt had been assessed for the same concept, relating to the July 2019-November 2019 period. The resolution was challenged by the Company on September 23, 2021.

This new notification follows the one received on July 12, 2018 relating to the December 2011-December 2016 period, and has been appealed to the Federal Social Security Court of Appeals.

The Company’s Management believes that the application of the 17% rate is correct. In this regard, in accordance with the analysis performed, it is reasonable that “minority government-owned corporations (sociedades anónimas con simple participación estatal) governed by Law No. 19,550” be understood to mean all those corporations (sociedades anónimas) in which the government has a minority stake, whatever the reason why such stake has been acquired. Therefore, included therein are the shareholdings that the National Social Security Administration (“ANSES”) has in certain corporations, among which the Company is included.

The Company filed appeals to the Federal Social Security Court of Appeals, on July 6, 2021 and September 13, 2021, against the first two resolutions, relating to the 01/2017-06/2019 and 11/2011-12/2016 periods, respectively, as the administrative remedies available in relation thereto have been exhausted.

Finally, on August 23, 2022 the Company was notified by the AFIP of the resolution whereby the challenge filed is rejected and the adjustment assessed under Verification Process Order No. 1,893,337 for the periods of July 2019 through November 2019 is confirmed. This act exhausted all the available administrative remedies. In view of the disagreement over the adjustment, on October 4, 2022 the Company filed an Appeal to the Federal Social Security Court of Appeals.

In the Company’s opinion, strong and sufficient arguments exist to make its position prevail at the judicial stage. Consequently, as of December 31, 2022 no liabilities whatsoever have been recorded by the Company for this matter.

39

2022 FINANCIAL STATEMENTS

- National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (case file No. 16/2020)

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with edenor‘s compliance with captions 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for differences arising from the date of payment of certain penalties included therein.

At the date of issuance of these financial statements, the Company has answered the complaint, with the case being currently in process.

The Company believes that it has sufficient authority under the Agreement on the Renegotiation of the Concession Agreement to support the payment made under such conditions and considers it to be in compliance with the law, to have an extinguishing effect and to have implied no damage to the users. In this regard, the Company believes that there exist sufficient and solid arguments to make its position prevail at the judicial stage; therefore, no liabilities whatsoever for this concept have been recorded as of December 31, 2022.

-	AFIP’s Income Tax claim, Undocumented outflows and VAT

On July 2, 2020, and at the request of the Court hearing a criminal case, the AFIP initiated a sua sponte assessment process of tax debt for possible apocryphal invoices issued by the suppliers in question, as they are considered to be “usinas mixtas” (companies used as real and fake invoice plants).

In this regard, on May 17, 2021 the AFIP notified the Company of three resolutions, whereby the tax authorities resolved:

i)	To object to the Company’s transactions with two suppliers, and thereby to the related tax credit for the January 2017-December 2018 monthly tax periods;
ii)	That the Company would have deducted from its tax balance sheets for the 2017 and 2018 tax periods unfounded expenses and/or costs related to the transactions presumably carried out with the suppliers in question;
iii)	To object to the transactions with both suppliers and the destination of the funds earmarked for the settlement thereof;
iv)	To initiate investigative proceedings for the 2017 and 2018 periods in respect of:
a.	Income tax;

b.	Value Added Tax;
c.	Undocumented outflows.

On July 6, 2021, the Company answered the notice, with respect to the income tax, undocumented outflows and value added tax concepts for the 2017 and 2018 tax periods, answering to the charges and filing a motion for nullity on the AFIP’s tax claim, stating the legal foundations and submitting the relevant documentary evidence.

Additionally, in response to the Tax Authorities’ subsequent orders aimed at obtaining further evidence, the duly submitted information was supplemented with more details, in the two presentations dated September 23 and October 14, 2021.

On November 17, 2021, the Company was served notice of three resolutions from the AFIP with the respective sua sponte assessments of the three taxes previously mentioned.

The Company believes that the assessments issued by the AFIP are groundless; therefore, on December 10, 2021 an Appeal was filed to the Federal Tax Court against the three rulings. This appeal, which at the date of issuance of these financial statements is under the period for producing evidence, stays the execution of payment.

On February 18, 2022, the Company was served notice of the initiation of a new verification process in respect of the same suppliers in question, with a request for additional information on transactions performed from January 2019 until October 2021. It was answered within the legal timeframe and in proper form on March 8, 2022. The verification process is currently open.

40

2022 FINANCIAL STATEMENTS

On December 26, 2022, the Company was served notice of the court of original jurisdiction’s decision whereby the criminal charges against all the former executive officers of edenor were dismissed. It is worth pointing out that such decision was appealed by the AFIP on January 18, 2023.

In the Company’s opinion, strong and sufficient arguments exist to make its position prevail at the subsequent judicial stages of the process. Therefore, no liabilities whatsoever have been recorded for this matter as of December 31, 2022.

Note	9 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was rendered. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power represents transmission costs and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the electricity rate by virtue of its concession amounts to approximately 9.1%.

41

2022 FINANCIAL STATEMENTS

	12.31.22		12.31.21		12.31.20
	GWh	$	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	13,052	112,853	12,373	130,223	11,600	168,574
Medium demand segment: Commercial and industrial (T2)	1,529	21,035	1,447	23,668	1,341	30,990
Large demand segment (T3)	3,714	61,391	3,492	55,576	3,210	58,284
Other: (Shantytowns/Wheeling system)	4,531	9,320	4,398	10,114	4,028	9,146
Subtotal - Sales of electricity	22,826	204,599	21,710	219,581	20,179	266,994

Other services
Right of use of poles		1,115		1,367		1,237
Connection and reconnection charges		121		143		158
Subtotal - Other services		1,236		1,510		1,395

Total - Revenue		205,835		221,091		268,389

	12.31.22		12.31.21		12.31.20
	GWh	$	GWh	$	GWh	$

Energy purchases (1)	27,158	(143,228)	26,373	(135,966)	25,124	(170,264)

(1)	As of December 31, 2022, 2021 and 2020, includes technical and non-technical energy losses for 4,333 GWh, 4,663 GWh and 4,945 GWh, respectively.

42

2022 FINANCIAL STATEMENTS

Note	10 | Expenses by nature

The breakdown of expenses by nature is as follows:

Expenses by nature at 12.31.22
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	22,553	3,373	6,805	32,731
Pension plans	828	124	250	1,202
Communications expenses	444	844	1	1,289
Allowance for the impairment of trade and other receivables	-	2,199	-	2,199
Supplies consumption	3,258	-	329	3,587
Leases and insurance	-	2	1,125	1,127
Security service	1,109	143	176	1,428
Fees and remuneration for services	10,245	5,740	6,640	22,625
Public relations and marketing	-	1,896	-	1,896
Advertising and sponsorship	-	977	-	977
Reimbursements to personnel	-	-	2	2
Depreciation of property, plant and equipment	14,310	2,133	1,750	18,193
Depreciation of right-of-use asset	103	207	723	1,033
Directors and Supervisory Committee members’ fees	-	-	69	69
ENRE penalties	2,065	2,803	-	4,868
Taxes and charges	-	3,228	138	3,366
Other	2	-	44	46
At 12.31.22	54,917	23,669	18,052	96,638

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2022 for $ 4,484.9.

Expenses by nature at 12.31.21
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	21,995	3,500	4,969	30,464
Pension plans	1,062	169	240	1,471
Communications expenses	507	1,125	1	1,633
Allowance for the impairment of trade and other receivables	-	3,822	-	3,822
Supplies consumption	4,410	-	414	4,824
Leases and insurance	-	1	996	997
Security service	987	84	227	1,298
Fees and remuneration for services	11,361	6,048	5,038	22,447
Public relations and marketing	-	226	-	226
Advertising and sponsorship	-	117	-	117
Reimbursements to personnel	-	-	2	2
Depreciation of property, plant and equipment	13,945	2,078	1,705	17,728
Depreciation of right-of-use asset	89	178	625	892
Directors and Supervisory Committee members’ fees	-	-	69	69
ENRE penalties	2,351	1,631	-	3,982
Taxes and charges	-	3,411	166	3,577
Other	1	1	53	55
At 12.31.21	56,708	22,391	14,505	93,604

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2021 for $ 4,481.0.

43

2022 FINANCIAL STATEMENTS

Expenses by nature at 12.31.20
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	22,797	3,783	6,677	33,257
Pension plans	960	160	282	1,402
Communications expenses	641	1,305	2	1,948
Allowance for the impairment of trade and other receivables	-	12,293	-	12,293
Supplies consumption	5,520	-	434	5,954
Leases and insurance	2	2	925	929
Security service	900	95	101	1,096
Fees and remuneration for services	11,463	6,381	4,521	22,365
Public relations and marketing	-	56	-	56
Advertising and sponsorship	-	29	-	29
Reimbursements to personnel	-	-	2	2
Depreciation of property, plant and equipment	15,038	2,236	1,839	19,113
Depreciation of right-of-use asset	94	189	649	932
Directors and Supervisory Committee members’ fees	-	-	84	84
ENRE penalties	972	1,071	-	2,043
Taxes and charges	-	4,272	187	4,459
Other	-	-	27	27
At 12.31.20	58,387	31,872	15,730	105,989

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2020 for $ 5,425.6.

Note	11 | Other operating income (expense)

	Note	12.31.22	12.31.21	12.31.20
Other operating income
Income from customer surcharges		3,031	3,771	4,556
Commissions on municipal taxes collection		673	700	658
Fines to suppliers		118	229	-
Services provided to third parties		616	482	707
Related parties	30.a	-	-	127
Recovery of provision for contingences		-	-	610
Income from non-reimbursable customer contributions		62	91	78
Expense recovery		50	61	208
Construction plan Framework agreement	2.d	3,013	4,012	-
Recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations	2.c	2,650	-	-
Other		195	85	137
Total other operating income		10,408	9,431	7,081

Other operating expense
Gratifications for services		(227)	(1,682)	(150)
Cost for services provided to third parties		(546)	(218)	(282)
Severance paid		(102)	(71)	(72)
Debit and Credit Tax		(1,947)	(2,081)	(2,406)
Provision for contingencies	34	(4,405)	(4,580)	(2,616)
Disposals of property, plant and equipment		(348)	(485)	(442)
Refund of fines to suppliers		-	-	(380)
Other		(45)	(402)	(273)
Total other operating expense		(7,620)	(9,519)	(6,621)

44

2022 FINANCIAL STATEMENTS

Note	12 | Net finance costs

	Note	12.31.22	12.31.21	12.31.20
Financial income
Financial interest		65	127	74
Other interest	35.a	-	-	88
Total financial income		65	127	162

Financial costs
Commercial interest		(74,586)	(43,305)	(17,592)
Interest and other		(13,034)	(9,132)	(9,317)
Fiscal interest		(8)	(9)	(321)
Bank fees and expenses		(145)	(71)	(33)
Total financial costs		(87,773)	(52,517)	(27,263)

Other financial results
Changes in fair value of financial assets		2,825	7,728	2,907
Loss on debt restructuring		(449)	-	-
Net gain from the cancelattion of Corporate Notes		(363)	6	1,219
Exchange differences		1,478	(3,120)	(8,684)
Adjustment to present value of receivables	38	(338)	(292)	(380)
Recovery of provision for credit RDSA		-	1,130	-
Other financial costs (*)		(4,583)	(2,061)	(617)
Total other financial results		(1,430)	3,391	(5,555)
Total net financial costs		(89,138)	(48,999)	(32,656)

(*) As of December 31, 2022 and 2021, includes $ 4,252 and $ 1,775 relating to EDELCOS S.A.’s technical assistance, respectively (Note 35).

Note	13 | Basic and diluted loss per share

Basic

The basic loss per share is calculated by dividing the loss attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2022, 2021 and 2020, excluding common shares purchased by the Company and held as treasury shares.

The basic loss per share coincides with the diluted loss per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.22	12.31.21	12.31.20
Loss for the year attributable to the owners of the Company	(17,468)	(41,577)	(52,017)
Weighted average number of common shares outstanding	875	875	875
Basic and diluted loss per share – in pesos	(19.96)	(47.52)	(59.45)

45

2022 FINANCIAL STATEMENTS

Note	14 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.21
Cost	11,060	99,296	247,276	107,449	23,242	84,965	939	574,227
Accumulated depreciation	(2,355)	(34,319)	(98,972)	(44,178)	(13,822)	-	-	(193,646)
Net amount	8,705	64,977	148,304	63,271	9,420	84,965	939	380,581

Additions	80	84	777	1,009	2,029	29,921	-	33,900
Disposals	-	-	(215)	(133)	-	-	-	(348)
Transfers	28	4,552	10,722	5,309	4,184	(25,060)	265	-
Depreciation for the year	(235)	(3,544)	(8,194)	(4,107)	(2,113)	-	-	(18,193)
Net amount 12.31.22	8,578	66,069	151,394	65,349	13,520	89,826	1,204	395,940

At 12.31.22
Cost	11,104	103,931	258,108	113,563	29,456	89,826	1,204	607,192
Accumulated depreciation	(2,526)	(37,862)	(106,714)	(48,214)	(15,936)	-	-	(211,252)
Net amount	8,578	66,069	151,394	65,349	13,520	89,826	1,204	395,940

•     During the year ended December 31, 2022, the Company capitalized as direct own costs $ 4,484.9.

46

2022 FINANCIAL STATEMENTS

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.20
Cost	10,710	92,493	235,649	102,979	18,429	82,423	945	543,628
Accumulated depreciation	(2,102)	(30,953)	(91,107)	(40,260)	(12,065)	-	-	(176,487)
Net amount	8,608	61,540	144,542	62,719	6,364	82,423	945	367,141

Additions	97	615	450	878	2,903	23,915	2,795	31,653
Disposals	(12)	-	(62)	(409)	(2)	-	-	(485)
Transfers	263	6,194	11,550	4,217	1,950	(21,373)	(2,801)	-
Depreciation for the year	(251)	(3,372)	(8,176)	(4,134)	(1,795)	-	-	(17,728)
Impairment	-	-	-	-	-	-	-	-
Net amount 12.31.21	8,705	64,977	148,304	63,271	9,420	84,965	939	380,581

At 12.31.21
Cost	11,060	99,296	247,276	107,449	23,242	84,965	939	574,227
Accumulated depreciation	(2,355)	(34,319)	(98,972)	(44,178)	(13,822)	-	-	(193,646)
Net amount	8,705	64,977	148,304	63,271	9,420	84,965	939	380,581

•     During the year ended December 31, 2021, the Company capitalized as direct own costs $ 4,481.0.

47

2022 FINANCIAL STATEMENTS

Note	15 | Right-of-use assets

The Company leases commercial offices, two warehouses, the headquarters building (comprised of administrative, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Puerto Nuevo and Nuevo Puerto Power Generation Plant) and Las Heras Substation. The Company’s lease contracts have cancelable terms and lease periods of 2 to 3 years.

The leases recognized as right-of-use assets in accordance with IFRS 16 and the development thereof are disclosed below:

	12.31.22	12.31.21
Balance at beginning of year	828	670
Additions	912	1,050
Depreciation for the year	(1,033)	(892)
Balance at end of the year	707	828

Note	16 | Inventories

	12.31.22	12.31.21

Supplies and spare-parts	6,438	6,701
Advance to suppliers	-	1
Total inventories	6,438	6,702

48

2022 FINANCIAL STATEMENTS

Note	17 | Financial instruments

Note 17.1 | Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2022
Assets
Trade receivables	27,991	-	-	27,991
Other receivables	4,718	4,155	9,830	18,703
Cash and cash equivalents
Cash and Banks	867	-	-	867
Mutual funds	-	763	-	763
Financial assets at fair value through profit or loss:
Negotiable instruments	-	13,716	-	13,716
Mutual funds	-	14,985	-	14,985
Total	33,576	33,619	9,830	77,025

As of December 31, 2021
Assets
Trade receivables	34,212	-	-	34,212
Other receivables	1,509	-	2,659	4,168
Cash and cash equivalents
Cash and Banks	2,957	-	-	2,957
Time deposits	595	-	-	595
Mutual funds	-	2,627	-	2,627
Financial assets at fair value through profit or loss:
Negotiable instruments	-	17,281	-	17,281
Mutual funds	-	12,816	-	12,816
Financial assets at fair value
Negotiable instruments	474	-	-	474
Total	39,747	32,724	2,659	75,130

	Financial liabilities at amortized cost	Total
As of December 31, 2022
Liabilities
Trade payables	180,729	180,729
Other payables	23,810	23,810
Borrowings	14,721	14,721
Total	219,260	219,260

As of December 31, 2021
Liabilities
Trade payables	149,678	149,678
Other payables	26,160	26,160
Borrowings	19,989	19,989
Total	195,827	195,827

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

49

2022 FINANCIAL STATEMENTS

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2022
Interest income	65	-	65
Exchange differences	3,915	7,971	11,886
Changes in fair value of financial assets	-	2,825	2,825
Total	3,980	10,796	14,776

As of December 31, 2021
Interest income	127	-	127
Exchange differences	889	958	1,847
Changes in fair value of financial assets	-	7,728	7,728
Net gain from the cancelattion of Corporate Notes	6	-	6
Other	1,130	-	1,130
Total	2,152	8,686	10,838

	Financial liabilities at amortized cost	Total
As of December 31, 2022
Interest expense	(87,620)	(87,620)
Exchange differences	(10,408)	(10,408)
Loss on debt restructuring	(449)	(449)
Net loss from the cancelattion of Corporate Notes	(363)	(363)
Other financial results	(4,583)	(4,583)
Total	(103,423)	(103,423)

As of December 31, 2021
Interest expense	(52,437)	(52,437)
Exchange differences	(4,967)	(4,967)
Other financial results	(2,061)	(2,061)
Total	(59,465)	(59,465)

Note 17.2 | Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.22	12.31.21
Customers with no external credit rating:
Group 1 (i)	19,398	24,988
Group 2 (ii)	2,230	3,234
Group 3 (iii)	6,363	5,990
Total trade receivables	27,991	34,212

(i)            Relates to customers with debt to become due.

(ii)            Relates to customers with past due debt from 0 to 3 months.

(iii)            Relates to customers with past due debt from 3 to 12 months.

50

2022 FINANCIAL STATEMENTS

Note	18 | Other receivables

	Note	12.31.22	12.31.21
Non-current:
Financial credit		-	9
Related parties	35.c	3	5
Total non-current		3	14

Current:
Framework agreement (1)	2.d	2,770	573
Assigned assets and in custody (2)		4,675	-
Credit for Real estate asset	38	-	60
Judicial deposits		208	166
Security deposits		99	125
Prepaid expenses		380	404
Advances to personnel		1	47
Financial credit		14	27
Advances to suppliers		308	17
Tax credits		9,830	2,659
Related parties	35.c	-	1
Debtors for complementary activities		406	123
Other		53	9
Allowance for the impairment of other receivables		(44)	(57)
Total current		18,700	4,154

(1)	As of December 31, 2022 and 2021, $ 1,517 and $ 573 relate to the Framework Agreement signed in December 2020 related to the Works Plan of the AMBA’s network, and $ 1,253 relates to the Framework Agreement signed in December 2022 related to the Recognition of consumption in vulnerable neighborhoods, respectively.
(2)	Relate to Securities issued by private companies for 11,771,500 NV and cash deriving from the collection of securities for USD 2,924,022 assigned to and in possession of Global Valores S.A., respectively. The Company retains the risks and rewards of the aforementioned assets and may make use of them, at its own request, in a term of 15 days.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

51

2022 FINANCIAL STATEMENTS

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.22	12.31.21
Balance at beginning of year	57	6,475
Increase	24	6
Decrease	-	(3,450)
Result from exposure to inflation	(30)	(1,844)
Recovery	(7)	(1,130)
Balance at end of the year	44	57

The aging analysis of these other receivables is as follows:

	12.31.22	12.31.21
Without expiry date	308	294
Past due	2,240	664
Up to 3 months	3,655	1,188
From 3 to 6 months	4,019	692
From 6 to 9 months	2,178	658
From 9 to 12 months	6,300	658
More than 12 months	3	14
Total other receivables	18,703	4,168

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note	19 | Trade receivables

	12.31.22	12.31.21
Current:
Sales of electricity – Billed	16,012	29,292
Receivables in litigation	287	493
Allowance for the impairment of trade receivables	(4,634)	(11,700)
Subtotal	11,665	18,085

Sales of electricity – Unbilled	15,333	15,377
PBA & CABA government credit	991	746
Fee payable for the expansion of the transportation and others	2	4
Total current	27,991	34,212

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	Note	12.31.22	12.31.21
Balance at beginning of the year		11,700	13,534
Increase		2,182	3,816
Decrease		(314)	(411)
Recovery - Agreement on the Regularization of Obligations	2.c	(2,650)	-
Result from exposure to inflation		(6,284)	(5,239)
Balance at end of the year		4,634	11,700

52

2022 FINANCIAL STATEMENTS

The aging analysis of these trade receivables is as follows:

	12.31.22	12.31.21
Past due	8,593	9,223
Up to 3 months	19,398	24,989
Total trade receivables	27,991	34,212

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

- 5% increase in the uncollectibility rate estimate
12.31.22
Allowance	4,866
Variation	232

- 5% decrease in the uncollectibility rate estimate
12.31.22
Allowance	4,401
Variation	(233)

Note	20 | Financial assets at amortized cost

	12.31.22	12.31.21

Negotiable instruments	-	474

Note	21 | Financial assets at fair value through profit or loss

.	12.31.22	12.31.21

Negotiable instruments	13,716	17,281
Mutual funds	14,985	12,816
Total Financial assets at fair value through profit or loss	28,701	30,097

Note	22 | Cash and cash equivalents

	12.31.22	12.31.21
Cash and banks	867	2,957
Time deposits	-	595
Mutual funds	763	2,627
Total cash and cash equivalents	1,630	6,179

53

2022 FINANCIAL STATEMENTS

Note	23 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2020	111,957	1,480	113,437
Payment of Other reserve constitution - Share-bases compensation plan	-	12	12
Balance at December 31, 2021	111,957	1,492	113,449

Payment of Other reserve constitution - Share-bases compensation plan	-	9	9
Balance at December 31, 2022	111,957	1,501	113,458

As of December 31, 2022, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange, forming part of the Merval Index, as well as on the NYSE, where each ADS represents 20 common shares.

Note	24 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of December 31, 2022, the Company complies with the debt ratio established in such program.

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note	25 | The Company’s Share-based Compensation Plan

In year 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, in accordance with the provisions of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 18, 2017.

On April 22, 2022, 140,129 treasury shares were awarded, as part of the Share-based Compensation Plan, to executive directors, managers and other personnel holding key executive positions in the Company.

The fair value of the previously referred to shares at the award date amounted to $ 14 and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

54

2022 FINANCIAL STATEMENTS

Note	26 | Trade payables

		12.31.22	12.31.21
Non-current
Customer guarantees		604	716
Customer contributions		316	571
Total non-current		920	1,287

Current
Payables for purchase of electricity - CAMMESA (1)		142,687	112,239
Provision for unbilled electricity purchases - CAMMESA		23,386	18,466
Suppliers		12,915	16,639
Related parties	35.c	205	-
Advance to customer		581	912
Customer contributions		34	63
Discounts to customers		1	72
Total current		179,809	148,391

(1)	As of December 31, 2022 are disclosed net of the credits recognized by the SE under the Memorandum of Agreement on the Regularization of Payment Obligations for $ 24,174 (Note 2.c).

The fair values of non-current customer contributions as of December 31, 2022 and 2021 amount to $ 38.9 and $ 90.4, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	27 | Other payables

	Note	12.31.22	12.31.21
Non-current
ENRE penalties and discounts		17,448	18,260
Financial Lease Liability (1)		39	154
Total Non-current		17,487	18,414

Current
ENRE penalties and discounts		5,584	6,923
Related parties	35.c	266	269
Advances for works to be performed		13	25
Financial Lease Liability (1)		458	522
Other		2	7
Total Current		6,323	7,746

The value of the Company’s other financial payables approximates their fair value.

(1)	The development of the finance lease liability is as follows:

55

2022 FINANCIAL STATEMENTS
	12.31.22	12.31.21
Balance at beginning of year	676	602
Increase	582	879
Payments	(1,171)	(1,025)
Exchange difference	485	173
Interest	254	249
Result from exposure to inlfation	(329)	(202)
Balance at end of the year	497	676

As of December 31, 2022 and 2021, future minimum payments with respect to finance leases are those detailed below:

	12.31.22	12.31.21
2022	-	740
2023	600	226
2024	68	12
2025	15	-
Total future minimum lease payments	683	978

The Company has entered into contracts with certain cable television companies granting them the right to use the network poles. As of December 31, 2022 and 2021, future minimum collections with respect to operating assignments of use are those detailed below:

	12.31.22	12.31.21
2022	-	1,416
2023	975	1,364
2024	30	4
2025	30	-
2026	25	-
Total future minimum lease collections	1,060	2,784

Note	28 | Deferred revenue

	Note	12.31.22	12.31.21
Non-current
Nonrefundable customer contributions		1,875	3,287
Investment plan	2.c	1,802	-
Total Non-current		3,677	3,287

Current
Nonrefundable customer contributions		44	86

Note	29 | Borrowings

	12.31.22	12.31.21
Non-current
Corporate notes (1)	14,537	-

Current
Corporate notes (1)	-	19,609
Interest from corporate notes	184	380
Total current	184	19,989

(1)	Net of debt issuance, repurchase and redemption expenses.

56

2022 FINANCIAL STATEMENTS

The fair values of the Company’s borrowings as of December 31, 2022 and 2021 amount approximately to $ 14,029.4 and $ 17,497.3, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

On April 12, 2022, the Company launched an offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022, for New Class No. 1 Corporate Notes due in 2025, whose issue and placement were approved by the Company on May 12, 2022 (Note 39).

Additionally, on August 5, 2022, the Company approved the terms of issue of New Class No. 2 Corporate Notes due in 2024, in the framework of the Global Simple Corporate Notes Issuance Program, in accordance with the provisions of the Prospectus Supplement dated September 14, 2022 (Note 39).

Furthermore, on September 23, 2022, the Company reopened the exchange offer of the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022, for New Class No. 1 Corporate Notes due in 2025, whose issue and placement were approved by the Company on October 24, 2022 (Note 39).

In relation thereto, on October 25, 2022, the Company made payment to the Holders of Class No. 9 Corporate Notes who did not participate in the exchange offer, for a total amount of USD 20,616,000, along with the final scheduled interest payment.

The Company is subject to restrictions on its ability to incur indebtedness pursuant to the terms and conditions of the Class No. 2 Corporate Notes due 2024, and the Class No. 1 Corporate Notes due 2025, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of December 31, 2022, the values of the above-mentioned ratios meet the established parameters.

Moreover, in July 2022, through successive market transactions, the Company repurchased Class No. 9 Corporate Notes for a total of USD 1,586,000 nominal value, which is equivalent to $ 472. The aforementioned Corporate Notes held by the Company were settled in the market on October 18, 2022

Finally, on February 10, 2023, the Company approved the terms of issue of the Class No. 2 Additional Corporate Notes due in 2024, in the framework of the Global Simple Corporate Notes Issuance Program, in accordance with the provisions of the Prospectus Supplement dated February 28, 2023 (Note 39).

The Company’s borrowings are denominated in the following currencies:

	12.31.22	12.31.21
US dollars	14,721	19,989

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.22	12.31.21
Fixed rate
Less than 1 year	184	19,989
From 1 to 2 years	14,537	-
Total fixed rate	14,721	19,989

57

2022 FINANCIAL STATEMENTS

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.22	12.31.21
Balance at beginning of the year	19,989	24,702
Proceeds from borrowings	4,420	-
Payment of borrowings' interests	(896)	(1,743)
Paid from repurchase of Corporate Notes	(472)	(33)
Gain from repurchase of Corporate Notes	363	(6)
Payment of borrowings	(6,078)	-
Loss on debt restructuring	449	-
Payment of Corporate Notes issuance expenses	(565)	-
Exchange diference and interest accrued	8,117	5,394
Result from exposure to inlfation	(10,606)	(8,325)
Balance at the end of year	14,721	19,989

Corporate Notes programs

The Company has a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

		in USD				in millions of $
Corporate Notes	Class	Debt structure at 12/31/2021 and 2020	Opening of the exchange offer	Reopening of the exchange offer	Debt structure at 12/31/2022	Debt structure at 12/31/2021	Debt structure at 12/31/2022
Fixed rate par note - Maturity 2022	9	98,057,000	26,231,000	20,616,000	-	19,989	-
Fixed rate par note - Maturity 2024	2	-	-	30,000,000	30,000,000	-	5,141
Fixed rate par note - Maturity 2025	1	-	52,706,268	55,244,538	55,244,538	-	9,580
Total		98,057,000	78,937,268	105,860,538	85,244,538	19,989	14,721

The main covenants are those detailed below:

i.	Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s ability to, among other things:

- Create or permit liens on its property or assets;

- Incur indebtedness, in certain specified cases;

- Sell the Company’s assets related to its main business;

- Carry out transactions with shareholders or related companies;

- Make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt);

- Enter into merger transactions, unless they meet certain criteria.

ii.	Suspension of Covenants:

Certain negative covenants set forth in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-	The Company attains an Investment Grade Rating on its long term debt, or the Debt Ratio is equal to or lower than 3.75 and the Interest Expense Coverage Ratio is less than 2.
-	If the Company subsequently loses its Investment Grade rating or its Debt Ratio is greater than 3.75 and the Interest Expense Coverage Ratio is less than 2, as applicable, the suspended negative covenants will again be applicable.

58

2022 FINANCIAL STATEMENTS

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

Note	30 | Salaries and social security taxes payable

a.	Salaries and social security taxes payable

	12.31.22	12.31.21
Non-current
Seniority-based bonus	771	776

Current
Salaries payable and provisions	8,258	7,748
Social security payable	1,052	1,002
Early retirements payable	29	46
Total current	9,339	8,796

The value of the Company’s salaries and social security taxes payable approximates their fair value.

b.	Salaries and social security taxes charged to profit or loss

	12.31.22	12.31.21	12.31.20
Salaries	23,566	21,934	23,945
Social security taxes	9,165	8,530	9,312
Total salaries and social security taxes	32,731	30,464	33,257

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2022 and 2021, amount to $ 14.5 and $ 46.4, respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain number of years of service. As of December 31, 2022 and 2021, the related liabilities amount to $ 731.6 and $ 787.9, respectively.

As of December 31, 2022 and 2021, the number of employees amounts to 4,658 and 4,668, respectively.

Note	31 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

	12.31.22	12.31.21
Non-current	1,861	1,941
Current	234	254
Total Benefit plans	2,095	2,195

The breakdown of the benefit plan obligations as of December 31, 2022 and 2021 is as follows:

59

2022 FINANCIAL STATEMENTS

	12.31.22	12.31.21
Benefit payment obligations at beginning of year	2,195	2,449
Current service cost	374	129
Interest cost	828	1,342
Actuarial losses	654	(390)
Result from exposure to inflation for the year	(1,689)	(1,197)
Benefits paid to participating employees	(267)	(138)
Benefit payment obligations at end of year	2,095	2,195

As of December 31, 2022 and 2021, the Company does not have any assets related to post-retirement benefit plans.

The breakdown of the charge recognized in the Statement of Comprehensive Income (Loss) is as follows:

	12.31.22	12.31.21	12.31.20
Cost	374	129	473
Interest	828	1,342	929
Actuarial results - Other comprehensive results	654	(390)	(319)
	1,856	1,081	1,083

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.22	12.31.21	12.31.20
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	48%	57%	50%

Sensitivity analysis:

12.31.22
Discount Rate: 4%
Obligation	2,519
Variation	215
9%

Discount Rate: 6%
Obligation	2,121
Variation	(183)
(8%)

Salary Increase : 0%
Obligation	2,113
Variation	(191)
(8%)

Salary Increase: 2%
Obligation	2,526
Variation	222
10%

The expected payments of benefits are as follow:

60

2022 FINANCIAL STATEMENTS
	In 2023	In 2024	In 2025	In 2026	In 2027	Between 2028 to 2032
At December 31, 2021
Benefit payment obligations	234	44	46	43	10	39

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company’s active personnel.

In order to determine the mortality of the Company’s active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company’s active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2022.

These benefits do not apply to key management personnel.

Note	32 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	12.31.22	12.31.21	12.31.20
Deferred tax	(15,017)	(12,356)	8,150
Change in the income tax rate	-	(14,557)	2,501
Current tax	-	(3,978)	-
Difference between provision and tax return	183	436	(179)
Income tax expense	(14,834)	(30,455)	10,472

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

61

2022 FINANCIAL STATEMENTS

	12.31.21	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income	12.31.22
Deferred tax assets
Tax loss carryforward (*)	-	-	16,541	-	16,541
Trade receivables and other receivables	4,350	(2,117)	(796)	-	1,437
Trade payables and other payables	2,340	(1,139)	508	-	1,709
Salaries and social security taxes payable	1,037	(505)	250	-	782
Benefit plans	34	(17)	(44)	229	202
Tax liabilities	49	(24)	18	-	43
Provisions	3,148	(1,532)	649	-	2,265
Deferred tax asset	10,958	(5,334)	17,126	229	22,979

Deferred tax liabilities:
Property, plant and equipment	(99,315)	48,330	(63,734)	-	(114,719)
Financial assets at fair value through profit or loss	(745)	363	(1,373)	-	(1,755)
Borrowings	(2)	1	(197)	-	(198)
Tax inflation adjustment	(7,199)	3,503	(13,519)	-	(17,215)
Deferred tax liability	(107,261)	52,197	(78,823)	-	(133,887)

Net deferred tax liability	(96,303)	46,863	(61,697)	229	(110,908)

(*) Relates to the tax loss originated in fiscal year 2022, for a nominal value of $ 47,259, which becomes statute-barred in 2027. It does not exceed its recoverable value.

	12.31.20	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income	12.31.21
Deferred tax assets
Tax loss carryforward	728	(245)	(483)	-	-
Trade receivables and other receivables	3,970	(1,338)	1,718	-	4,350
Trade payables and other payables	1,991	(672)	1,021	-	2,340
Salaries and social security taxes payable	750	(253)	540	-	1,037
Benefit plans	226	(76)	21	(137)	34
Tax liabilities	56	(19)	12	-	49
Provisions	2,404	(810)	1,554	-	3,148
Deferred tax asset	10,125	(3,413)	4,383	(137)	10,958

Deferred tax liabilities:
Property, plant and equipment	(68,732)	23,178	(53,761)	-	(99,315)
Financial assets at fair value through profit or loss	(877)	296	(164)	-	(745)
Borrowings	(6)	2	2	-	(2)
Tax inflation adjustment	(10,199)	3,440	(440)	-	(7,199)
Deferred tax liability	(79,814)	26,916	(54,363)	-	(107,261)

Net deferred tax liability	(69,689)	23,503	(49,980)	(137)	(96,303)

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting loss before taxes, is as follows:

	12.31.22	12.31.21	12.31.20
Loss for the year before taxes	(2,634)	(11,122)	(62,489)
Applicable tax rate	35%	35%	30%
Result for the year at the tax rate	922	3,893	18,747
Gain (loss) on net monetary position	6,013	(6,541)	(3,935)
Adjustment effect on tax inflation	(21,929)	(13,581)	(6,539)
Non-taxable income	(23)	(105)	(123)
Difference between provision and tax return	183	436	(179)
Change in the income tax rate	-	(14,557)	2,501
Income tax expense	(14,834)	(30,455)	10,472

The income tax payable, net of withholdings is detailed below.

62

2022 FINANCIAL STATEMENTS

	12.31.22	12.31.21
Current
Provision of income tax payable	-	3,977
Tax withholdings	-	(1,535)
Total current	-	2,442

Note	33 | Tax liabilities

	12.31.22	12.31.21
Non-current
Current
Provincial, municipal and federal contributions and taxes	354	255
Tax withholdings	567	443
SUSS withholdings	58	53
Municipal taxes	338	454
Total current	1,317	1,205

Note	34 | Provisions

Included in non-current liabilities

	For contingencies
	12.31.22	12.31.21
At 12.31.21	7,755	7,145
Increases	2,622	3,569
Result from exposure to inflation for the year	(4,824)	(2,959)
At 12.31.22	5,553	7,755

Included in current liabilities

	For contingencies
	12.31.22	12.31.21
At 12.31.21	1,046	1,052
Increases	1,783	1,011
Decreases	(537)	(586)
Result from exposure to inflation for the year	(791)	(431)
At 12.31.22	1,501	1,046

Note	35 | Related-party transactions

The following transactions were carried out with related parties:

a.	Income

Company	Concept	12.31.22	12.31.21	12.31.20
PESA	Impact study	-	-	10
SACDE	Reimbursement expenses	-	-	117
FIDUS SGR	SGR contribution revenue		-	88
		-	-	215

63

2022 FINANCIAL STATEMENTS

b.	Expense

Company	Concept	12.31.22	12.31.21	12.31.20

EDELCOS S.A.	Technical advisory services on financial matters	(4,252)	(1,775)	-
PESA	Technical advisory services on financial matters	-	-	(606)
SACME	Operation and oversight of the electric power transmission system	(236)	(617)	(300)
Andina PLC	Financial interest	(27)	-	-
OSV	Hiring life insurance for staff	-	-	(80)
SB&WM Abogados	Legal fees	-	-	(39)
FIDUS	Legal fees	-	-	(12)
ABELOVICH, POLANO & ASOC.	Legal fees	-	-	(4)
Estudio Cuneo Libarona Abogados	Legal fees	(5)	-	-
		(4,520)	(2,392)	(1,041)

c.	Key Management personnel’s remuneration

	12.31.22	12.31.21	12.31.20

Salaries	914	2,957	947

The balances with related parties are as follow:

d.	Receivables and payables

	12.31.22	12.31.21
Other receivables - Non current
SACME	3	5

Other receivables - Current
SACME	-	1

Trade payables
EDELCOS S.A.	(205)	-
Other payables
Andina PLC	(228)	(232)
SACME	(38)	(37)
	(266)	(269)

(*) Balances held and transactions carried out as of December 31, 2020, with the companies that comprised the Company’s former controlling economic group (Pampa Energía S.A.) are disclosed for comparative purposes.

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence.

The agreements with related parties that were in effect throughout fiscal year 2022 are detailed below:

64

2022 FINANCIAL STATEMENTS

Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the CABA and the Greater Buenos Aires distribution areas to edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were to organize in equal parts SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies.

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the CABA and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System, to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The operating costs borne by the Company in fiscal year 2022 amounted to $ 236.

Agreement with EDELCOS S.A.

The agreement comprises the provision to the Company of technical advisory services especially on financial topics. It expires in December 2026, but may be extended if so agreed by the parties. In consideration of these services, the Company pays EDELCOS S.A. either an annual amount of $ 1,766 or the amount equivalent to 1.75% of the annual gross billing, whichever results in the higher amount, plus the related value added tax. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

As of December 31, 2022, the Company recorded charges for EDELCOS S.A. technical advisory services for a total of $ 4,252 relating to the services rendered in fiscal year 2022.

Note	36 | Keeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the keeping and preservation of corporate and accounting books and commercial documentation. In this regard, it is informed that for keeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-        2396 Amancio Alcorta Av. – CABA.

-        601 San Miguel de Tucumán St., Municipality of Carlos Spegazzini, Ezeiza, Province of Buenos Aires.

-        2450 Puente del Inca St., Municipality of Tristán Suárez, Ezeiza, Province of Buenos Aires.

The detail of the documentation stored outside the Company’s offices for keeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Part I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

Note	37 | Shareholders’ Meetings

The Company Ordinary Shareholders’ Meeting held on April 6, 2022 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2021;
-	To allocate the $ 21,344 loss for the year ended December 31, 2021 (which at the purchasing power of the currency at December 31, 2022 amounts to $ 41,577) to the Unappropriated Retained Earnings account, inasmuch as accumulated losses are below the thresholds set forth in sections 94, sub-section 5, and 206 of Business Organizations Law No. 19,550;

65

2022 FINANCIAL STATEMENTS

-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year;
-	To consider the updating of the Global Issuance Program of non-convertible into shares, simple Corporate Notes for up to USD 750,000,000 (Note 39).

Furthermore, the amendment of Sections Nos. 13, 19, 23, 25 and 33 as well as a consolidated text of the By-laws, which had been approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 and by the ENRE by means of Resolution No. 62/2022 dated February 23, 2022, was registered with the IGJ on June 2, 2022.

Moreover, the Company Special-purpose Ordinary and Extraordinary Shareholders’ Meeting held on November 2, 2022, resolved to approve the amendment to Sections Nos. 4, 13, 23 and 33 of the Bylaws. On February 28, 2023, by means of Resolution No. 243/2023, the ENRE approved the Shareholders’ Meeting resolution.

Note	38 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradora de Cauciones S.A., the following recent events stand out:

-	With regard to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., it was collected in full on July 15, 2022.

-	With regard to RDSA reorganization proceedings, the Company has filed ancillary proceedings for review of the amount declared inadmissible, relating to the contractually agreed-upon penalty clause. The ancillary proceedings for review have been rejected by the Court, decision which the Company has appealed to the Court of Appeals in Commercial Matters, where it is pending resolution. Due to the pandemic declared by the WHO on March 11, 2020 and the preventive and mandatory social isolation ordered by DNU 297/2020, and the subsequent extensions thereof, the originally set procedural time limits have been extended, with the exclusivity period in order for the reorganization debtor to propose one or more reorganization plans and obtain the consent required by law for the confirmation of the eventual agreement being currently underway.

Finally, as a result of the assessment of different alternatives aimed at the recovery of the referred to claim, on January 18, 2021, the Company’s Board of Directors accepted the “Offer for the Assignment of the Claim in Litigation” made by Creaurban S.A., whereby edenor assigns and transfers the claim, under the terms of section 1,614 and subsequent sections of the Civil and Commercial Code.

As of December 31, 2021, a gain has been recognized on recovery of allowance for $ 1,130, which is disclosed in Other finance income (costs), resulting from edenor’s acceptance of the aforementioned offer.

Note	39 | Financial debt restructuring

On April 6, 2022, the Annual General Meeting approved the updating of the Global Simple Corporate Notes Issuance Program for a Maximum Amount outstanding at any time of up to USD 750,000,000 (or its equivalent in any other currency).

66

2022 FINANCIAL STATEMENTS

The New Corporate Notes comply with the “Guidelines for the issuance of social, green and sustainable securities in Argentina” included in Appendix III to Chapter I, Title VI of the CNV’s Regulations and in the BYMA’s Guide to Social, Green and Sustainable Bonds for the purpose of having them listed on BYMA’s Social, Green and Sustainable Bonds Panel.

The New Corporate Notes are issued in accordance with the New Corporate Notes Indenture, which contains a number of negative covenants that limit edenor’s ability to, among other things:

- create or permit liens on its property or assets;

- incur indebtedness;

- sell its assets;

- carry out transactions with affiliates or shareholders;

- make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt); and

- enter into merger transactions, unless they meet certain criteria.

Many of the negative covenants set forth in the New Corporate Notes Indenture will be suspended if (i) edenor attains an Investment Grade Rating on its long term debt, or; (ii) the leverage ratio is equal to or lower than 3.0. If edenor subsequently loses its investment grade rating or its leverage ratio is greater than 3.0, as applicable, the suspended negative covenants will again be applicable. The suspended negative covenants will not, however, be of any effect with regard to the actions of edenor taken during the suspension of the covenants.

- Issuance of New Class No. 1 Corporate Notes due in 2025 in exchange for Class No. 9 Corporate Notes due in 2022

With respect to the foregoing, the Company’s Board of Directors, at its meeting of April 6, 2022, approved the launching of a consent solicitation to restructure the financial debt by exchanging the Company’s Class No. 9 Corporate Notes due October 25, 2022 for New Corporate Notes.

Consequently, on April 12, 2022, the Company launched the offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022 at a fixed nominal annual interest rate of 9.75% for a nominal value outstanding of USD 98,057,000 for New Class No. 1 Corporate Notes, denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2025, to be issued for a nominal value of up to USD 120,000,000, in the framework of the Global Simple Corporate Notes Issuance Program.

The principal on the corporate notes will be repaid in a lump sum on May 12, 2025. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semi-annually in arrears on May 12 and November 12 of each year, commencing on November 12, 2022.

Finally, on May 12, 2022 the Company approved the issuance and placement under the exchange offer, as set forth in the Supplement to the Exchange Offer Memorandum dated April 12, 2022. The Corporate Notes will be subscribed in accordance with the Tender Orders received, based on the following options:

Option A

•        Tender Orders of Existing Corporate Notes submitted under Option A at or prior to the Early Tender Date (April 28, 2022, extended until May 9, 2022 on April 29, 2022) will receive USD 1,050 principal amount of New Corporate Notes for each USD 1,000 principal amount of Existing Corporate Notes validly tendered and accepted for exchange.

67

2022 FINANCIAL STATEMENTS

Option B

Tender Orders of Existing Corporate Notes submitted under Option B will receive a portion of the Cash Consideration, plus the applicable New Corporate Notes Consideration.

The Cash Consideration represents an aggregate amount equivalent to the lesser of: (i) 30% of the principal amount of the Existing Corporate Notes that are validly tendered and accepted for exchange in the Offer; and (ii) the principal amount of the Existing Corporate Notes accepted for exchange under Option B.

The sum of the Pro-rata Cash Consideration that will be payable to Eligible Holders whose Existing Corporate Notes are accepted for exchange under Option B will be equivalent to the Cash Consideration divided by the principal amount of Existing Corporate Notes accepted under Option B multiplied by 1,000.

•        The Early (at or prior to the Early Tender Date) New Corporate Notes Consideration for each Eligible Holder whose Existing Corporate Notes have been accepted for exchange under Option B will be equal to 1.04 times the difference between USD 1,000 and the Pro-rata Cash Consideration received by each Eligible Holder whose Existing Corporate Notes have been accepted for exchange under Option B.

Payment of Accrued Interest

In addition to the Exchange Consideration, the Eligible Holders whose Existing Corporate Notes have been accepted for exchange in the Exchange Offer will also receive Payment of Accrued Interest equal to all accrued and unpaid interest from the last interest payment date to, but not including, the Settlement Date, to be paid in cash on the Settlement Date.

The offer to exchange the Class No. 9 Corporate Notes issued by the Company due October 25, 2022 for New Class No. 1 Corporate Notes resulted in 73.25% acceptance, equivalent to USD 71,826,000 (with the above-mentioned due date remaining in effect for 26.75%, i.e. USD 26,231,000); accordingly, a total of USD 52,706,268, relating to: i) Tender Orders submitted under Option A for USD 41,699,000 plus a recognized additional for USD 2,084,950, i.e. USD 43,783,950, and ii) Tender Orders submitted under Option B for USD 30,127,000 plus a recognized additional for USD 343,118, i.e. USD 30,470,118, after deducting the Pro-rata Cash Consideration of Option B received by each Eligible Holder of said option for USD 21,547,800 ($ 2,590), has been restructured.

Additionally, interest paid in cash from the last payment date up to and including the Settlement Date has amounted to a total of USD 329,573.

- Issuance of New Class No. 2 Corporate Notes due in 2024

On August 5, 2022, the Company’s Board of Directors approved the terms of issue of New Class No. 2 Corporate Notes at a fixed nominal annual interest rate of 9.75%, due in 2024, to be issued for a nominal value of up to USD 30,000,000, in the framework of the Global Simple Corporate Notes Issuance Program.

The principal on the New Corporate Notes will be repaid in a lump sum on November 22, 2024. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semi-annually in arrears on May 22 and November 22 of each year, commencing on November 22, 2022.

On September 22, 2022, upon the expiration of the Tender Period of Class No. 2 Corporate Notes, the Company approved the issuance and placement of the New Corporate Notes for USD 30,000,000 ($ 4,420), as set forth in the Prospectus Supplement dated September 14, 2022.

68

2022 FINANCIAL STATEMENTS

- Reopening of the exchange offer

On September 23, 2022, the Company approved the reopening of the offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022 at a fixed nominal annual interest rate of 9.75% for a nominal value outstanding of USD 24,645,000 (as a consequence of both the first results of the exchange offer and the settlement of the Corporate Notes held by the Company mentioned in Note 29) for New Class No. 1 Corporate Notes, denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2025, to be issued for a nominal value of up to USD 24,645,000, in the framework of the Global Simple Corporate Notes Issuance Program.

On October 24, 2022, the Company approved the issuance and placement under the exchange offer, as set forth in the Supplement to the Exchange Offer Memorandum dated September 23, 2022. The Corporate Notes will be subscribed in accordance with the Tender Orders received.

The Eligible Holders who validly submit a Tender Order will be eligible to receive, for each USD 1,000 principal amount of Existing Corporate Notes, the New Corporate Notes Consideration consisting of USD 630 principal amount of Additional New Corporate Notes, plus a Cash Consideration of USD 400.

The reopening of the offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022 for New Class No. 1 Corporate Notes resulted in 16.35% acceptance, equivalent to USD 4,029,000 (with the above-mentioned due date remaining in effect for 83.65%, i.e. USD 20,616,000); accordingly, a total of USD 2,538,270, relating to Tender Orders submitted for USD 2,417,000 plus a recognized additional for USD 120,870, has been restructured. Furthermore, each Eligible Holder has received the Cash Consideration for USD 1,611,600 ($ 253).

Additionally, interest paid in cash from the last payment date up to and including the Settlement Date has amounted to a total of USD 83,956.

On October 25, 2022, the Company made payment to the Holders of Class No. 9 Corporate Notes who did not participate in the exchange offers made by the Company, for an amount of USD 20,616,000 ($ 3,235), along with the final scheduled interest payment.

The Company’s Corporate Note debt structure, based on the Tender Orders received, the issuance of the New Corporate Notes and the repayment of Class No. 9 Corporate Notes, would be comprised of as follows:

		in USD
Corporate Notes	Class	Debt structure at 12/31/2021 and 2020	Opening of the exchange offer	Reopening of the exchange offer	Debt structure at 12/31/2022
Fixed rate par note - Maturity 2022	9	98,057,000	26,231,000	20,616,000	-
Fixed rate par note - Maturity 2024	2	-	-	30,000,000	30,000,000
Fixed rate par note - Maturity 2025	1	-	52,706,268	55,244,538	55,244,538
Total		98,057,000	78,937,268	105,860,538	85,244,538

(*) In United States dollars (USD).

As of December 31, 2022, an amount of $ 449 (USD 2,548,938) has been recognized in the Other finance income (costs) account as additional recognized to Eligible Holders who submitted their Tender Orders.

Furthermore, an amount of $ 565 has been disbursed as issuance expenses of the New Class No. 1 and Class No. 2 Corporate Notes.

69

2022 FINANCIAL STATEMENTS

Moreover, on February 10, 2023, the Company’s Board of Directors approved the terms of a new issue of Class No. 2 Additional Corporate Notes, to be issued for a nominal value of up to USD 30,000,000, in the framework of the Global Simple Corporate Notes Issuance Program.

On March 7, 2023, upon the expiration of the Tender Period of Class No. 2 Additional Corporate Notes, the Company approved the issuance and placement of the Additional Corporate Notes for USD 30,000,000, as set forth in the Prospectus Supplement dated February 28, 2023

Note	40 | Change of control

On December 28, 2020, Pampa Energía S.A., the holder of 100% of edenor’s Class A shares, representing 51% of edenor‘s share capital, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A.

On June 23, 2021, by means of Resolution No. 207/2021, the ENRE authorized Pampa Energía S.A. to transfer all the Class A shares, representing 51% of the Company’s share capital and votes, to Empresa de Energía del Cono Sur S.A. in accordance with the share purchase and sale agreement entered into on December 28, 2020.

The transfer of all the Class A shares, representing 51% of the Company’s share capital and votes owned by Pampa Energía S.A., in favor of Empresa de Energía del Cono Sur S.A. was completed shortly afterwards on June 30, 2021.

As required by the regulations in effect and within the time periods set forth therein, Empresa de Energía del Cono Sur S.A. announced the launching of a mandatory Public Tender Offer addressed to all the holders of Class B and Class C common shares issued by the Company, including the holders of ADS in respect of the underlying Class B common shares, in accordance with the provisions of General Resolution No. 779/2018 of the National Securities Commission.

During the term of the Offer, no shares were tendered by Class B (including ADS) and Class C Shareholders; therefore, the offeror announced the completion of the tender offer.

Consequently, at the date of issuance of these financial statements, edenor is a subsidiary company of Empresa de Energía del Cono Sur S.A.

Note	41 | Events after the reporting year

The following are the events that occurred subsequent to December 31, 2022:

-	Public Hearing – ENRE Resolution No. 576/2022, see Note 2.b.
-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 54/2023 and ENRE Resolutions Nos. 177 and 241/2023, see Note 2.b.
-	Framework Agreement – Collection Province of Buenos Aires’ contribution, see Note 2.d.
-	Contingencies and lawsuits – AFIP’s Income Tax claim, Undocumented outflows and VAT, see Note 8.
-	Issuance of Class No. 2 Additional Corporate Notes due 2024, see Notes 29 and 39.
-	Approval of the amendment to the Bylaws – ENRE Resolution No. 243/2023, see Note 37.

NEIL BLEASDALE
Chairman

70

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2022 and 2021, and the related statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current economic and financial situation indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment of Property, Plant and Equipment

As described in Notes 6.c and 14 to the financial statements, as of December 31, 2022, the Company’s property, plant and equipment balance was $395,940 million. As disclosed in Note 6.c, the Company analyzes the recoverability of its long-lived assets (including property, plant and equipment) on a periodic basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use or fair value less costs to sell at the end of the period, may be impaired. According to the situation described in Notes 1, 2.b and 2.c., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Management’s cash flow projections included significant judgments and assumptions relating to nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The principal consideration for our determination that performing procedures relating to impairment assessment of property, plant and equipment is a critical audit matter is that there was significant judgment by management when developing the recoverable value measurement of the property, plant and equipment, which, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s property, plant and equipment. These procedures also included, among others, testing management’s process for developing the value-in-use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical accuracy of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management relating to the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the energy distribution business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the financial statements regarding the evaluation of the recoverable amount of property, plant and equipment.

Company’s Going Concern Assessment

As described above and in Note 1 to the financial statements, the Company’s current economic and financial situation indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. The insufficient adjustments of the electricity rate since February 2019, and the constant increase of both the operating costs and the costs of the investments necessary, both for the operation of the network and for maintaining the quality of the service, in a context of inflation in which the Argentine economy has been since mid-2018, represents a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern, which may result in the Company being obliged to defer certain payment obligations or being unable to meet expectations for salary increases or the increases recorded in third-party costs. Management's plans in regard to these matters are also described in Note 1. The financial statements have been prepared assuming that the Company will continue as a going concern. This matter is also described in the “Substantial Doubt About the Company’s Ability to Continue as a Going Concern” section of our report.

The principal considerations for our determination that performing procedures relating to the Company’s going concern assessment is a critical audit matter are the significant judgment by management when evaluating the uncertainty related to financial condition, operating results and cash flows, which impacts the Company’s forecasted operating results. This, in turn, led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the nature, opportunity and form of the electricity rate increases; demand for electricity projections; evolution of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority; and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls related to the Company's going concern assessment, including forecasting related to financial condition, operating results cash flows. The procedures also included, among others (i) testing management’s process for forecasting operating results within one year after the date the financial statements are issued; (ii) evaluating the mathematical accuracy of the calculations; (iii) testing the completeness, accuracy, and relevance of underlying data used in the model; and (iv) evaluating the reasonableness of significant assumptions, including the nature, opportunity and form of the electricity rate increases; demand for electricity projections; evolution of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority; and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. Professionals with specialized skills and knowledge were used to assist us in evaluating whether the assumptions were reasonable considering the consistency with external market and industry data.

/s/ PRICE WATERHOUSE & CO. S.R.L.

______________________________

/s/ Raúl Leonardo Viglione (Partner)

Autonomous City of Buenos Aires, Argentina

March 9, 2023

We have served as the Company’s auditor since 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 10, 2023